EXHIBIT 99.1

THOMPSON CREEK METALS COMPANY INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

March 27, 2009

401 Bay Street, Suite 2010

Toronto, Ontario M5H 2Y4

THOMPSON CREEK METALS COMPANY INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

DESCRIPTION	PAGE NO.

INTRODUCTORY NOTES	1
CORPORATE STRUCTURE	2
GENERAL DEVELOPMENT OF THE BUSINESS	4
DESCRIPTION OF THE BUSINESS	5
Principal Products	5
Competitive Conditions	5
Operations	6
Environmental Policy	6
Risk Factors	7
CIM Standards Definitions	16
Summary of Mineral Reserve and Mineral Resource Estimates	18
Mineral Properties	18
Thompson Creek Mine, Idaho	18
Endako Mine, British Columbia	28
Mount Emmons Project, Colorado	35
Davidson Project, British Columbia	36
DIVIDENDS	37
DESCRIPTION OF CAPITAL STRUCTURE	37
TRADING PRICE AND VOLUME	37
DIRECTORS AND OFFICERS	38
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	44
TRANSFER AGENT AND REGISTRAR	44
MATERIAL CONTRACTS	44
INTERESTS OF EXPERTS	45
AUDIT COMMITTEE	45
ADDITIONAL INFORMATION	47

SCHEDULE “A” – AUDIT COMMITTEE CHARTER

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of the Corporation, its subsidiaries and its projects, the future price of molybdenum, currency fluctuations, energy price fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to general business, economic, competitive, political and social uncertainties including the current global recessionary economic conditions, the associated low molybdenum prices and the levels of disruption and continuing illiquidity in the credit markets; risks related to foreign currency fluctuations; risks related to the volatility of the Corporation’s share price; changes in environmental regulation; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; possible variations of ore grade or recovery rates; impurities and toxic substances in the mined material, failure of plant, equipment or processes to operate as anticipated; the age of the Langeloth Plant (as defined herein); structural integrity and old equipment at the Endako Mine (as defined herein); accidents, labour disputes and other risks of the mining industry; access to skilled labour; relations with employees; dependence upon key management personnel and executives; political instability, insurrection or war; disruption of transportation services; increased transportation costs and delays in obtaining governmental permits and approvals, or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this annual information form. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this annual information form and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Corporation undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

Currency Presentation and Exchange Rate Information

This annual information form contains references to United States (“US”) dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as (“Canadian dollars” or “C$”).

The high, low, average and closing exchange rates for a US dollar in terms of Canadian dollars for each of the three years ended December 31, 2008, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2008	2007	2006
High	C$1.3008	C$1.1855	C$1.1726
Low	0.9711	0.9215	1.0990
Average (1)	1.0670	1.0750	1.1341
Closing	1.2180	0.9801	1.1653

(1)	Calculated as an average of the daily noon rates for each period.

On March 27, 2009, the closing exchange rate for a US dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.2374.

Molybdenum Prices

The high, low and average weekly molybdenum prices quoted in US dollars per pound of molybdenum for drummed oxide for each of the three years ended December 31, 2008, as quoted weekly in Platts Metals Week, were as follows:

	Year ended December 31
	2008	2007	2006
High	$34.00	$34.25	$28.40
Low	8.25	24.30	20.50
Average	28.94	30.00	24.76

The prices quoted in Platts Metals Week for the week of March 23, 2009 were $8.30 (low) and $8.50 (high) per pound of molybdenum for drummed oxide.

CORPORATE STRUCTURE

Thompson Creek Metals Company Inc. (“Thompson Creek” or the “Corporation”) is a corporation governed by the Business Corporations Act (British Columbia) (“BCBCA”). The Corporation was continued under the BCBCA effective July 29, 2008.

The Corporation’s registered and records office is 1723-595 Burrard Street, Bentall Three, P.O. Box 49197, Vancouver, British Columbia V7X 1K8. The Corporation's executive office is located at 26 West Dry Creek Circle, Suite 810, Littleton, Colorado, U.S.A. 80120 and head office is located at 401 Bay Street, Suite 2010, P.O. Box 118, Toronto, Ontario M5H 2Y4.

The following chart illustrates the Corporation’s principal subsidiaries (collectively, the “Subsidiaries”), together with the governing law of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Corporation, as well as the Corporation’s principal mineral properties.  As used in this annual information form, except as otherwise required by the context, reference to “Thompson Creek” or the “Corporation” means, collectively, Thompson Creek Metals Company Inc. and the Subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Thompson Creek is an integrated North American primary producer of molybdenum with operations in Challis, Idaho; Langeloth, Pennsylvania; and Fraser Lake, British Columbia. In addition, the Corporation has two high-grade underground molybdenum projects, the Davidson project, located near Smithers, British Columbia, and the Mount Emmons project, located in Gunnison County, Colorado.

On April 19, 2005, the Corporation acquired certain mineral leases and claims located near Smithers, British Columbia (the “Davidson Project”) for (i) an upfront cash payment of C$1,025,000, (ii) annual payments which commenced on April 30, 2006, tied to the price of molybdenum which payment will be between C$100,000 and C$500,000 per annum indexed every five years for so long as the Corporation holds the Davidson Project, and (iii) a 2.75% net smelter return royalty to which the last of the annual payments referred to in (ii) will be credited. Title in the Davidson Project will not be transferred to the Corporation until commercial production has commenced or all financing is in place to build a mine capable of mining at least 550,000 tons per annum and transfer of title is a necessary condition to the advance of the funds. The Corporation is responsible for all payments necessary to keep the Davidson Project in good standing commencing January 1, 2005. The Corporation has granted a two kilometre area of interest around the Davidson Project to the vendors of the Davidson Project.

On October 26, 2006, the Corporation completed its acquisition (the “Thompson Creek Acquisition”) of Thompson Creek Metals Company USA (“Thompson Creek USA”). The purchase price for the acquisition was $575 million on closing, $61.5 million on subsequent collection of certain receivables and $100 million in January 2008, with an additional payment of up to $25 million contingent on future molybdenum prices. The Corporation funded the acquisition and related transaction costs through a $203 million public equity offering, a $35 million equity sale to one of the vendors of Thompson Creek USA, a $402 million term debt facility (the “Term Loan”) and a $25 million revolving line of credit (the Term Loan and the revolving line of credit together, the “Loan Facilities”). The Term Loan was repaid in full in June 2008. The assets acquired by the Corporation include the Thompson Creek producing open-pit molybdenum mine and concentrator (the “Thompson Creek Mine”) in Idaho, United States, a 75% interest in the Endako producing open-pit molybdenum mine, concentrator and roaster (the “Endako Mine”) in British Columbia, Canada and the Langeloth metallurgical refinery plant (the “Langeloth Plant”) in Pennsylvania, United States. In January 2008, a payment of $100 million was made to the former shareholders of Thompson Creek USA in accordance with an acquisition price adjustment that was contingent on the price of molybdenum in 2007. The Corporation may be required to make a further contingent payment in early 2010 of $25 million if the average price of molybdenum is equal to or exceeds $15 per pound in 2009.

On June 5, 2008, the Corporation completed an equity financing for aggregate gross proceeds of C$215,000,000 issuing 10,000,000 common shares at a price of C$ 21.50 per share. The Corporation used the net proceeds of the financing, together with cash on hand, to repay the Term Loan in full. On June 27, 2008, the Corporation completed the sale of an additional 914,700 common shares at C$21.50 per share following the exercise of the underwriters’ over-allotment option granted in connection with the equity financing for additional gross proceeds of approximately C$19,000,000.

On August 19, 2008, the Corporation’s wholly-owned subsidiary, Thompson Creek USA, entered into an option agreement with U.S. Energy Corp. (“USE”) (the “Option Agreement”) that gives Thompson Creek USA an option to acquire up to 75% in USE's Mount Emmons molybdenum property in Gunnison County, Colorado (the “Mount Emmons Project”). The Option Agreement has been assigned to Thompson Creek USA’s wholly-owned subsidiary Mt. Emmons Moly Company ("Mt. Emmons Moly"). Under the Option Agreement, Mt. Emmons Moly has made a $500,000 payment to USE upon signing. Unless the Option Agreement is terminated earlier, Mt. Emmons Moly will pay $1 million annually to USE for six years beginning January 1, 2009 and ending January 1, 2014. The initial payment was made in January 2009. As the project manager, Mt. Emmons Moly will direct additional funds towards the assessment, environmental permitting, exploration and development of the property. Mt. Emmons Moly can earn the right to acquire a 15% interest in the project by spending a total of $15 million on the project, including the direct payments to USE, by June 30, 2011. Mt. Emmons Moly can exercise this right for up to 36 months after spending such amount. To earn a 50% interest, Mt. Emmons Moly must spend a cumulative total of $50 million by July 31, 2018. After obtaining a 50% interest, Mt. Emmons Moly may elect to form a 50-50 joint venture with USE for further development, or may choose to raise its interest up to 75% by incurring an additional $350 million in project expenditures, for a cumulative total $400 million in expenditures and payments. If the price of molybdenum drops below $12.50 for 12 consecutive weeks, the agreement contains a force majeure provision which allows a suspension of the required payments under the Option Agreement (excluding the minimum payments to USE) without terminating such agreement. If Mt. Emmons Moly terminates the agreement during the option period, there would be no further obligations under the agreement except that advance or shortfall payments made to that date are forfeited and Mt. Emmons Moly remains obligated to maintain the property in good standing for a period of three months thereafter. Mt. Emmons Moly has the right to withdraw from the project and associated payment commitments at any time for any reason. Mt. Emmons Moly will not assume any existing liabilities on or related to the property until it exercises its right to acquire an ownership interest in the property.

In September 2008, the Corporation filed a normal course issuer bid (the “Bid”) with the Toronto Stock Exchange. Under the Bid, the Corporation may purchase a maximum of 12,300,000 common shares for cancellation including up to 6,252,303 common shares though the facilities of the New York Stock Exchange. To date, the Corporation has purchased and cancelled an aggregate of 2,802,815 common shares. The Bid expires after twelve months on September 28, 2009.

In November 2008, the Corporation decided that while permitting for the Davidson Project would continue to be pursued, development of the Davidson Project would be deferred until economic conditions improve. In December 2008, the Corporation reduced planned capital expenditures further by the postponement of the completion of the expansion project at its 75%-owned Endako Mine in response to the sharp decline in the molybdenum price. The Corporation is currently planning a temporary shutdown of mining activities for approximately one month during the summer of 2009 at both the Thompson Creek Mine and the Endako Mine.

In September and December 2008, the Corporation entered into agreements, subject to due diligence, to purchase certain properties in Idaho and Colorado for the Thompson Creek Mine and the Mount Emmons Project, for a total of $5.7 million. A deposit of $0.1 million was made in September 2008 related to one of these purchase agreements. Subsequent to December 31, 2008, these land purchases were finalized and closed, and the Corporation made a final payment of $5.6 million, of which $4.6 million was paid in cash and the remaining $1.0 million was paid with a promissory note. The promissory note bears interest at a fixed interest rate of 6%, and is due in equal payments over a five year period, with the first payment due in January 2010.

DESCRIPTION OF THE BUSINESS

Thompson Creek is an integrated North American primary producer of molybdenum. It owns the Thompson Creek Mine in Idaho, a 75% interest in the Endako Mine, mill and roasting facility in northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Thompson Creek is also continuing to pursue permitting of the Davidson Project near Smithers, British Columbia and is evaluating the Mount Emmons Project near Crested Butte, Colorado. The Corporation is engaged in the acquisition, exploration, development and operation of molybdenum properties. The Corporation continues to examine potential acquisitions of other molybdenum mining properties or interests in such properties from time to time. There is no assurance that any such investigations will result in the completion of an acquisition.

Principal Products

The Corporation produces primarily molybdenum products. The products produced cover most of the range of molybdenum products including pure oxide, molybdic oxide, powder and briquettes, ferromolybdenum, and high-performance molybdenum disulfide. The Corporation has entered into a distributorship and sales agreement appointing an arm’s length third party as the exclusive distributor of up to 20% of all molybdic oxide and ferromolybdenum produced from the Thompson Creek Mine and the Langeloth Plant in any country in Asia and Oceania for a period of ten years commencing on January 1, 2007.

Competitive Conditions

The molybdenum exploration and mining business is a competitive business. The Corporation competes with numerous other companies and individuals in the search for and the acquisition of attractive molybdenum mineral properties. The ability of the Corporation to acquire molybdenum properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for molybdenum exploration.

Operations

Raw Materials

The Corporation has molybdenum mineral reserves at the Endako Mine and the Thompson Creek Mine.

Environmental Protection Requirements

The Corporation’s mining, exploration and development activities are subject to various levels of federal, provincial and state laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. See disclosure regarding environmental matters under the respective descriptions of the Corporation’s mineral projects herein for further details.

Employees

As at December 31, 2008, the Corporation had the following number of employees:

Location	Number of Employees

Denver Office	24
Thompson Creek Mine	349
Endako Mine	301
Langeloth Plant	160
Toronto Office	3
Vancouver Office	7
Davidson Project	2
Mount Emmons Project	3
849

Environmental Policy

Thompson Creek has implemented an environmental policy which states that the Corporation and its subsidiaries are committed to the protection of health and the environment for present and future generations. Resources will be focused to achieve shareholder profitability in all operations and to maintain Thompson Creek’s commitment to sustainable development. The needs and culture of the local communities will be respected. Every employee is responsible for incorporating into his or her planning and work, the actions necessary to fulfill this commitment.

To meet these responsibilities, Thompson Creek and its subsidiaries will provide each of its employees with the necessary resources to:

•	Design, construct, operate and reclaim the Corporation’s facilities to meet or surpass applicable regulations and laws.

•	Provide a workplace where open communication between the Corporation’s employees and management on health, safety, environmental and mining practices is encouraged.

•	Ensure that effective, realistic systems are in place to minimize risk to health, safety and the environment.

•	Communicate openly with the public and government regarding the Corporation’s plans, programs and performance.

•	Work cooperatively with government agencies, local communities, suppliers and trade associations to ensure the safe handling, use and disposal of all of the Corporation’s materials and products.

•	Acquire scientific knowledge and technologies to continuously improve the safe, efficient use of the Corporation’s processes, materials and emergency response systems.

•	In all instances, apply best management practices to advance environmental protection and to minimize environmental risk.

•	Maintain an active, continuing, self-monitoring program to ensure compliance with government and the Corporation’s requirements.

•	Promote active commitment to this policy and enhance the capabilities of the Corporation’s employees in its implementation.

Risk Factors

The operations of the Corporation are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

The Corporation's business continues to be adversely impacted by recessionary economic conditions.

The recent recessionary economic conditions in the United States have reduced demand for molybdenum. The Corporation's two largest molybdenum customer industries, the steel and chemical industries, have reduced their purchase volumes due to the impact of the recession on their businesses. The reduced demand for molybdenum has also resulted in significantly decreased molybdenum prices. In order for the Corporation to maintain or increase its profitability, it must maintain or increase its revenues and improve cash flows and continue to control its operational and selling, general and administrative expenses. Continuation or worsening of the current economic conditions, a prolonged global, national or regional economic recession or other events that could produce major changes in demand patterns could have a material adverse effect on the Corporation's sales, margins and profitability. If the Corporation is unable to maintain its revenues and control its costs in these difficult economic times, the Corporation's financial condition, results of operations, cash flows and competitive position could be materially adversely affected.

Financial and Capital Markets.

The widely reported domestic and global recession, the associated low molybdenum prices, and the levels of disruption and continuing illiquidity in the credit markets have had an adverse effect on the Corporation’s operating results and financial condition, and such adverse effects could continue or worsen. Disruptions in the credit and financial markets have adversely affected financial institutions, inhibited lending and limited access to capital and credit for many companies. If the Corporation cannot increase its estimated reserves and keep key personnel, it will be unable to raise additional financing. If future financing is not available to the Corporation when required, as a result of limited access to the credit markets or otherwise, or is not available on acceptable terms, the Corporation may be unable to invest needed capital for the Corporation’s development and exploration programs, take advantage of business opportunities or respond to competitive pressures, any of which could have an adverse effect on the Corporation’s operating results and financial condition.

Changes to the market price of molybdenum and assumptions concerning future operating expenses may make capital more costly or unavailable to the Corporation.

Fluctuations in the market price of molybdenum could adversely affect the value of the Corporation and its securities.

The Corporation’s earnings and financial condition depend upon the market price of molybdenum, which has fluctuated widely historically and particularly in 2008. Molybdenum prices ultimately depend on demand in the end markets for which molybdenum is used. The principal end markets for molybdenum are the steel and chemical industries. These industries, as well as certain other industries that use molybdenum, are cyclical in nature. Demand is affected by numerous factors beyond the Corporation’s control, including the general level of industrial production, interest rates, the rate of inflation and the stability of exchange rates, any of which can cause significant fluctuations in molybdenum prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. This volatility is illustrated by the monthly average price ranges for molybdenum from January 2002 through to March 2009 of $2.60 per pound to $37.44 per pound as quoted in Platts Metals Week. The prices quoted in Platts Metals Week for the week of March 23, 2009 were $8.30 (low) and $8.50 (high) per pound of molybdenum for drummed oxide. Future price declines would materially reduce the Corporation’s profitability and could cause the Corporation to reduce output at its operations (including possibly closing one or more of the Corporation’s mines or plants), all of which could reduce the Corporation’s cash flow from operations.

In November 2008, the Corporation decided that while permitting for the Davidson Project would continue to be pursued, development of the Davidson Project would be deferred until economic conditions improve. In December 2008, the Corporation reduced planned capital expenditures further by the postponement of the completion of the expansion project at its 75%-owned Endako Mine in response to the sharp decline in the molybdenum price. While the Corporation expects to be in a position to resume these projects when economic conditions approve, there can be no assurance as to timing of resumption, nor that the suspension of development will not impact the projects and that the development of the Davidson and the Endako expansion projects will be resumed.

Furthermore, a significant decrease in molybdenum prices may require the Corporation to revise its mineral reserve calculations and life-of-mine plans, which could result in material write-downs of its investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting the Corporation’s reserve estimates and financial condition, declining molybdenum prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Operations are subject to currency fluctuations.

Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. The Corporation’s costs for the Endako Mine and the Davidson Project are incurred principally in Canadian dollars. However, the Corporation’s revenue is tied to market prices for molybdenum, which are denominated in US dollars. The appreciation of the Canadian dollar against the United States dollar can increase the cost of molybdenum production in US dollar terms and results of operations and financial condition could be materially adversely affected. Although the Corporation may use hedging strategies to limit its exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations.

The Corporation faces significant environmental risks.

All phases of the Corporation’s operations are subject to environmental regulation in Canada and the United States. Environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not have a material adverse effect on the Corporation’s business, financial condition and results of operations. The Corporation owns or owned or has or has had care, management or control of properties that may result in a requirement to remediate such properties that could involve material costs. In addition, environmental hazards may exist on the properties on which the Corporation holds interests that are unknown to the Corporation at present and that have been caused by previous or existing owners or operators of the properties. The

Corporation may also acquire properties with environmental risks.

The US federal government may introduce a carbon cap and trade or similar program for greenhouse gas (“GHG”) emissions which may have a material impact on the Corporation’s energy and other costs. In addition, the Western Climate Initiative (“WCI”) is a cooperative effort of certain US states and Canadian provinces (including British Columbia and Ontario) that are collaborating to identify policies to reduce GHG emissions, including the design and implementation of a regional cap and trade program. The design for the WCI cap and trade program is comprehensive. When it is fully implemented in 2015, the WCI program will cover up to 90% of the GHG emissions in WCI partner states and provinces. The Corporation will continue to monitor these developments along with other such initiatives and their potential impacts on operations. The Corporation will continue to assess energy efficiency opportunities across all of its operations with the goal of reducing both costs and GHG emissions.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Corporation, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, remedial and reclamation obligations, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Environmental Risks.

The immediate environmental concerns with the Thompson Creek Mine are primarily related to waste rock acid drainage and tailings. The tailings dam is a center line construction where the tailings slurry is cycloned and the coarse fraction is used to build the dam. In order to minimize acid rock drainage on the downstream slope of the dam, a pyrite removal circuit has been added to the process. The dry downstream slope of the dam is subject to wind erosion. This wind erosion problem could become an issue for the Thompson Creek Mine. The tailings dam, as designed, has limited capacity to expand. The current approved capacity of the dam, which is limited by the height of land at the dam center line, will be reached with the ore development in 2014. Additional storage capacity has been designed and is pending regulatory approval. The pending expansion will provide capacity that exceeds current reserves.

In October 2005, as a result of “hazardous substances” being found in arsenic, copper and zinc at the abandoned Tungsten Jim mine site, Thompson Creek was issued a Unilateral Administrative Order (the “Clean-Up Order”) to clean up the Tungsten Jim mine site under the Comprehensive Environmental Response, Compensation and Liability Act by the United States Department of Agriculture (the “USDA”). The Tungsten Jim mine site extends from the main mine area along Thompson Creek to include two associated mill areas: the Scheelite Jim Mill area and the Scheelite Nellie Mill area. The mines operated intermittently until 1977. Thompson Creek inherited the abandoned sites when it acquired the Thompson Creek Mine from Cyprus Mining Corporation (“Cyprus”) in 1993. The Clean-Up Order requires Thompson Creek to clean up the sites. Based on the field inspection of the three sites, it is estimated that the clean-up cost will be in the order of $1.8 million. Thompson Creek has completed the field evaluation and is in compliance with the Clean-Up Order. It is anticipated that clean-up work will be undertaken in 2010.

Reclamation Bonding and Insurance.

The Corporation has currently provided the appropriate regulatory authorities in the United States and Canada with $29.8 million in reclamation financial assurance for mine closure obligations in the various jurisdictions in which it operates.

The Corporation purchased a Mine Reclamation Costs Policy, effective July 31, 2002 through July 31, 2022 (the “Policy”), from American International Surplus Lines Insurance Company (“AISL”), an AIG Commercial Insurance Group, Inc. subsidiary. The Policy secures the Corporation’s future reclamation obligations at the Thompson Creek Mine, and was uniquely tailored to cover the requirements of the regulatory authorities and the Corporation’s anticipated reclamation cost exposures. The Policy provides the Corporation with an aggregate limit of $35 million for such reclamation costs at the mine. The insurance component provides coverage for increases in reclamation costs due to changes in regulatory requirements and cost increases. AISL also provides reclamation bonds to the regulatory authorities for the Thompson Creek Mine totalling $22.6 million.

As of July 30, 2007, the Policy was “paid up” in full. No further payments are required under the Policy for the insurance component. The terms of the Policy further provide that National Union Fire Insurance Company of Pittsburgh (“National Union”), also an AIG Commercial Insurance Group, Inc. subsidiary, becomes the primary insurer in the event of non-performance of AISL’s insurance obligations. According to a senior representative of AIG Commercial Insurance Group, Inc. (“Senior Representative”) and documents subsequently provided to the Corporation’s insurance agency by the Senior Representative, AIG Commercial Insurance Group, Inc. is independent of financial control by its troubled parent, AIG Insurance Company. Both subsidiaries, AISL and National Union, are regulated by state regulatory authorities in Illinois (AISL) and Pennsylvania (National Union).

The Senior Representative further reported that at the end of calendar 2008, the sixteen AIG Commercial Insurance Group, Inc. state statutory companies (which include AISL and National Union) had assets in excess of $70 billion, and a $27 billion policyholder surplus kept in “pooled funds.” The Senior Representative stated that the policyholder surplus acts like a “safety net” to further secure the obligations of each one of the sixteen state statutory companies.

As required by the Policy, the Corporation funded a commutation account (“Commutation Account”). As of December 31, 2008, the accumulated Commutation Account balance was $21.8 million. The Corporation was advised by the Senior Representative that the payments made into the Commutation Account were not segregated, but were maintained in “pooled funds” for use by AISL and other AIG Commercial Insurance Group companies as they were “premiums” according to the Policy. The Corporation may elect at any time to withdraw its funds from the Commutation Account, subject to certain conditions, including the possible loss of the insurance component. This may result in increased costs to the Corporation under a replacement program.

The Corporation is currently assessing the insolvency risk of these insurers, as well as the benefits and risks associated with the reclamation bond, Commutation Account, and insurance components of the Policy. The Corporation may elect at any time to withdraw its funds from the Commutation Account, subject to certain conditions, including the possible loss of the insurance component. This may result in increased costs to the Corporation under a replacement program. The Corporation may elect to commute the Policy depending on the financial condition of these insurance companies, the value of the AISL/National Union policy coverage and replacement costs for alternative financial assurance. Other factors will include market conditions and the availability of comparable alternative surety or insurance vehicles satisfactory to regulatory authorities.  Another option being studied is the issuance of letters of credit under the Corporation’s line of credit facility, but this would reduce the Corporation’s available liquidity under this credit facility by the amount of such letters of credit. Failure to provide regulatory authorities with the required financial assurances could potentially result in the closure of one or more of the Corporation’s operations. There can be no assurance that the choice of one or more of the foregoing options will not result in a material adverse effect on the Corporation’s operating results and financial condition.

Impurities and Toxic Substances.

Mineral ores and mineral products, including molybdenum ore and molybdenum products, contain naturally occurring impurities and toxic substances. Although Thompson Creek has implemented procedures that are designed to identify, isolate and safely remove or reduce such impurities and substances, such procedures require strict adherence and no assurance can be given that employees, contractors or others will not be exposed to or be affected by such impurities and toxic substances, which may attract liability to the Corporation. A risk to the operation of the Thompson Creek Mine, the Endako Mine and the Langeloth Plant is that standard operating procedures may not identify, isolate and safely remove or reduce such substances. The Corporation is aware that both careful monitoring and effective control are paramount, but there is still a risk that the presence of impurities or toxic substances in the Corporation’s product may result in such product being rejected by the Corporation’s customers or penalties being imposed due to such impurities. Such incidents could require remedial action and could result in curtailment of operations.

Legislation requiring manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that the substances can be handled and used without negatively affecting health or the environment may impact the Corporation’s operations and markets. These potential compliance costs, litigation expenses, regulatory delays, remediation expenses and operational costs could negatively affect the Corporation’s financial results.

Age of Langeloth Plant.

The Langeloth Plant was first started in 1924. It has been modernized through the years and modernization programs continue. DCS control systems are replacing old analog systems. The main electrical feed system and transformers are being replaced under current arc flash guidelines. Old structures are being upgraded for better access, lighting and heating conservation. All these projects require significant capital which could have a material adverse effect on the Corporation’s business, financial condition or results of operations.

Geologic instability and old equipment at the Endako Mine.

Wall failures have occurred in the north and south walls about half way along the Endako pit where two major faults intersected. Both these areas have been identified as areas of weakness and are being monitored extensively. As a result of the failure of the south wall of the Endako pit in November 2007 and although approval to continue mining in the area of the failure was received from the Ministry of Energy and Mines, Endako made the decision to relocate all mining equipment and the in-pit crusher to the Denak area. All mining activities in 2008 were in the Denak West pit. Relocating the mining activities to the Denak area reduces the risk of slope failure.

Most of the equipment in the mine is quite old and has been operated for many hours. Endako is currently in the process of replacing the older mine equipment. During 2008, four new 240-ton rear dump haul trucks were purchased and placed into service. The plans to purchase another shovel, additional trucks and rotary drills were placed on hold during 2009. It is planned to purchase this equipment in 2010.

Any structural failures or unavailability of mine equipment could have a material adverse effect on the Corporation’s business, financial condition or results of operations.

The Corporation is subject to substantial government regulation.

The Corporation’s mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Corporation believes that its exploration activities and mining operations (including those of Thompson Creek) are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Corporation’s properties. Amendments to current laws and regulations governing the Corporation’s operations and activities or more stringent implementation thereof could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation’s exploration activities may not result in discoveries of commercial quantities of molybdenum.

The exploration for and development of mineral deposits involves significant risks. Few properties that are explored are ultimately developed into producing mines. Whether a mineral deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; molybdenum prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Even if the Corporation identifies and acquires an economically viable ore body, several years may elapse from the initial stages of development. The Corporation may incur major expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. As a result, the Corporation cannot provideassurance that its exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.

Estimates of mineral reserves and projected cash flows may prove to be inaccurate.

There are numerous uncertainties inherent in estimating mineral reserves and the future cash flows that might be derived from their production. Accordingly, the figures for mineral reserves and mineral resources and future cash flows contained in this short form prospectus or incorporated by reference herein are estimates only. In respect of mineral reserve and mineral resource estimates, no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. In addition, in respect of future cash flows, actual cash flows may differ materially from estimates. Estimates of mineral reserves and mineral resources, and future cash flows to be derived from the production of such mineral reserves and mineral resources, necessarily depend upon a number of variable factors and assumptions, including, among others, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning molybdenum prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. For these reasons, estimates of the Corporation’s mineral reserves and mineral resources in this annual information form, including classifications thereof based on probability of recovery, and any estimates of future cash flows expected from the production of those mineral reserves and mineral resources, prepared by different engineers or by the same engineers at different times may vary substantially. The actual volume and grade of mineral reserves mined and processed, and the actual cash flows derived from that production, may not be as currently anticipated in such estimates. If the Corporation’s actual mineral reserves and mineral resources or cash flows are less than its estimates, the Corporation’s results of operations and financial condition may be materially impaired.

Mining operations are subject to conditions or events beyond the Corporation’s control, which could have a material adverse effect on the Corporation’s business; Insurance may not cover these risks and hazards adequately or at all.

Mining operations, including the exploration and development of mineral deposits, generally involve a high degree of risk. The Corporation’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of molybdenum, including: adverse environmental conditions; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mines and other producing facilities resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to the Corporation’s properties or the properties of others, delays in mining, monetary losses and potential legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas that may result in environmental pollution and consequential liabilities.

The Corporation’s insurance will not cover all the potential risks associated with its operations. In addition, although certain risks are insurable, the Corporation may be unable to maintain insurance to cover these risks at economically feasible premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards that may not be insured against or that the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Title to some of the Corporation’s mineral properties may be challenged or defective.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. The Corporation did not undertake detailed title searches to ensure proper title to the properties acquired in connection with the Thompson Creek Acquisition and there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Corporation’s interests, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects. As a result, the Corporation may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties. An impairment to, or defect in, the Corporation’s title to its properties could have a material adverse effect on its business, financial condition or results of operations.

The Corporation may not be able to acquire desirable mining assets in the future.

One of the Corporation’s strategies is to grow its business by acquiring attractive, quality mining assets. The Corporation expects to selectively seek strategic acquisitions in the future. However, there can be no assurance that suitable acquisition opportunities will be identified. Further, restrictive covenants in the Corporation’s current or future debt instruments may restrict and limit its ability to pursue future acquisitions. The Corporation’s ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to the Corporation may be limited by the number of attractive acquisition targets, internal demands on its resources, competition from other mining companies and, to the extent necessary, its ability to obtain financing on satisfactory terms, if at all.

Joint Ventures.

The Corporation holds a 75% interest in the Endako Mine, the other 25% interest being held by Sojitz Moly Resources Inc. The Corporation’s interest in the Endako Mine is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Corporation’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

Intense competition could reduce the Corporation’s market share or harm its financial performance.

The mining industry is intensely competitive and the Corporation competes with many companies possessing greater financial and technical resources than the Corporation. Since mines have a limited life, the Corporation must compete with others who seek mineral reserves through the acquisition of new properties. In addition, the Corporation also competes for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. Many competitors not only explore for and mine base metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Corporation being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Corporation also competes with manufacturers of substitute materials or products for which molybdenum is typically used. Existing or future competition in the mining industry could materially adversely affect the Corporation’s prospects for mineral exploration and success in the future.

Increased energy prices could adversely affect the Corporation’s operations.

Mining operations and facilities are intensive users of electricity and carbon based fuels. Energy prices can be affected by numerous factors beyond the Corporation’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially adversely affect the Corporation’s results of operations and financial condition.

The Corporation’s revenues will be dependent on its molybdenum production; sustaining current production levels or increasing its mineral production depends on its ability to bring new mines into production and to expand mineral reserves at existing mines.

The Corporation generates revenues primarily through the production and sale of molybdenum. Subject to any future expansion or other development, production from existing operations is expected to decline over the life of mine. In addition, these production estimates and the life-of-mine estimates included in this annual information form and in the Corporation’s other continuous disclosure documents may vary materially from the actual production from, or productive life of, the subject mines because the feasibility of mineral reserves and mineral resources is largely dependent on market conditions, the regulatory environment and available technology. As a result, the Corporation’s ability to maintain its current production or increase its annual production of molybdenum and generate revenues therefrom will depend significantly upon its ability to discover or acquire and to successfully bring new mines into production and to expand mineral reserves at existing mines.

Reclamation and mine closure costs could adversely affect the Corporation’s cash flow from operations.

In view of the uncertainties concerning future removal and site restoration costs on the Corporation’s properties, the ultimate timing of and costs for future removal and site restoration could differ from current estimates. The Corporation’s estimates for this future liability are subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. The Thompson Creek Mine currently has a reclamation bond of approximately $25.5 million and a mine reclamation insurance policy for $35.0 million. The Endako Mine currently has a reclamation bond of approximately C$6.6 million, of which the Corporation’s 75% share is C$5.0 million.

In addition, regulatory authorities in various jurisdictions require the Corporation to post financial assurances to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. The amount and nature of the financial assurances are dependent upon a number of factors, including the Corporation’s financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase the Corporation’s costs, making the maintenance and development of existing and new mines less economically feasible. However, the regulatory authorities may require further financial assurances. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance the Corporation is required to post, the Corporation would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce the Corporation’s cash available for operations and financing activities. There can be no guarantee that the Corporation will be able to maintain or add to its current level of financial assurance. The Corporation may not have sufficient capital resources to further supplement its existing security.

The temporary shutdown of any of the Corporation’s operations could expose it to significant costs and adversely affect its access to skilled labour.

From time to time, the Corporation may have to temporarily shut down one or more of its mines if they are no longer considered commercially viable. There are a number of factors that may cause the Corporation’s operations to be no longer commercially viable, many of which are beyond the Corporation’s control. These factors include adverse changes in interest rates or currency exchange rates, decreases in the price of molybdenum or the market rates for treatment and refining charges, increases in concentrate transportation costs, and increases in labour costs. During such temporary shutdowns, the Corporation will have to continue to expend capital to maintain the plant and equipment. The Corporation may also incur significant labour costs as a result of a temporary shutdown if it is required to give employees notice prior to any layoff or to pay severance for any extended layoff. Furthermore, temporary shutdowns may adversely affect the Corporation’s future access to skilled labour, as employees who are laid off may seek employment elsewhere. As well, if the Corporation’s operations are shut down for an extended period of time, it may be required to engage in environmental remediation of the plant sites, which would require it to incur additional costs. Given the costs involved in a temporary shutdown of the Corporation’s operations, it may instead choose to continue to operate those operations at a loss. This could have a material adverse effect on the Corporation’s results of operations and financial conditions.

The Corporation is required to obtain government permits in order to conduct operations.

Government approvals and permits are currently required in connection with all of the Corporation’s operations, and further approvals and permits may be required in the future. The Corporation must obtain and maintain a variety of licences and permits, including air quality control, water, electrical and municipal licences. The duration and success of the Corporation’s efforts to obtain permits are contingent upon many variables outside of its control. Obtaining governmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed the Corporation’s estimates or that the Corporation will be able to maintain such permits. To the extent such approvals are required and not obtained or maintained, the Corporation’s operations may be curtailed or it may be prohibited from proceeding with planned exploration, development, or operation of mineral properties.

The Langeloth Plant is currently operating with a National Pollutants Discharge Elimination System (“NPDES”) permit and Title V air quality permit, the terms of which have expired. However, timely applications to renew both the NPDES and air quality permits have been filed and the Langeloth Plant is therefore authorized to continue to operate under its existing permits until renewed permits are issued. The plant is taking all steps necessary to meet its existing NPDES and air quality permit requirements. The Pennsylvania Department of Environmental Protection (“PaDEP”) has yet to take action on the pending renewal of the plant's air quality permit. PaDEP has recently published notice of a draft NPDES permit renewal in the March 14, 2009 edition of the Pennsylvania Bulletin, and has opened a minimum 30 day comment period on the proposed renewal. As proposed, the renewed NPDES permit would impose more stringent effluent limitations for several constituents which are present in the treated waste water associated with the operation of the Langeloth Plant, but affords the operator, a compliance (extension) schedule to come into compliance with certain of these new effluent limits. Violations of the existing, or new, air quality or NPDES permit conditions, at the Langeloth Plant could result in a range of criminal and civil penalties under federal Clean Water Act and Clean Air Act or the Pennsylvania Clean Streams Law or Air Pollution Control Act.  There is no assurance that new air quality or NPDES permits will be issued and, once issued and final, will not contain more onerous requirements to which the Corporation must respond.

Obtaining and maintaining the various permits for the mining operations at the Mount Emmons Project will be complex, time-consuming, and expensive. Changes in a mine’s design, production rates, quality of material mined, and many other matters, often require submission of the proposed changes for agency approval prior to implementation. In addition, changes in operating conditions beyond the Corporation’s control, or changes in agency policy and federal and state laws, could further affect the successful permitting of operations.

Disruption of transportation services or increased transportation costs could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Disruption of transportation services due to weather-related problems, strikes, lock-outs or other events could have a material adverse effect on the Corporation’s operations. If transportation for the Corporation’s products becomes unavailable, the Corporation’s ability to market its products could suffer. Additionally, increases in the Corporation’s transportation costs relative to those of its competitors could make the Corporation’s operations less competitive and could affect its profitability.

The Corporation’s business will depend on good relations with its employees.

Production at the Corporation’s mining operations depends on the efforts of its employees. Although the Corporation’s employees are non-unionized, Langeloth Metallurgical Company, owner of the Langeloth Plant, has certain unionized employees. Although these unionized employees have agreed to “no-strike” clauses in their collective agreement, there can be no assurance that the Langeloth Plant, and consequently the Corporation’s business, will not suffer from work stoppages. Further, relations with the Corporation’s non-unionized and unionized employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Corporation carries on business. Changes in such legislation or otherwise in the Corporation’s relationship with its employees or Langeloth Metallurgical Company’s relationship with its unionized employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the Corporation’s business, results of operations and financial condition.

The Corporation is dependent upon key management personnel and executives.

The Corporation is dependent upon a number of key management personnel, including the services of certain key Thompson Creek employees. The Corporation’s ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Corporation faces intense competition for qualified personnel, and there can be no assurance that the Corporation will be able to attract and retain such personnel. The Corporation does not maintain “key person” life insurance. Accordingly, the loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation.

Some of the Corporation’s directors and officers may have conflicts of interest as a result of their involvement with other natural resource companies.

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. As a result of any such conflict, the Corporation may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Corporation.

The Corporation’s securities have experienced high price volatility and prices may be adversely affected by factors beyond its control.

Securities of mining companies have experienced substantial volatility recently and in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, the recent recessionary economic conditions and market perceptions of the attractiveness of particular industries. The prices of the Corporation’s securities are also likely to be significantly affected by short-term changes in molybdenum prices or in the Corporation’s financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Corporation’s performance that may have an effect on the price of the common shares of the Corporation (the “Common Shares”) and its common share purchase warrants (the “Warrants”) include the following: the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities continue to not follow the Corporation’s securities; the lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of Common Shares and Warrants; and the size of the Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities.

As a result of any of these factors, the market price of the Common Shares and the Warrants at any given point in time may not accurately reflect the Corporation’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

CIM Standards Definitions

The estimated mineral reserves and mineral resources for the Thompson Creek Mine, the Endako Mine and the Davidson Project have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”) which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Summary of Mineral Reserve and Mineral Resource Estimates

Mineral Reserve Estimates

The following table sets forth the estimated Mineral Reserves for the Thompson Creek Mine and the Endako Mine as of December 31, 2008:

Proven and Probable Mineral Reserves at December 31, 2008 (3)

Mine	Category	Tons (millions)	Molybdenum Grade (%)	Contained Molybdenum (millions of pounds)

Thompson Creek Mine (1)	Proven	36.1	0.106	76.6
	Probable	57.5	0.096	110.1
	Proven + Probable	93.7	0.100	186.8
Endako Mine (2)	Proven	135.7	0.051	138.6
	Probable	172.1	0.049	167.7
	Proven + Probable	307.8	0.050	306.3
Total	Proven			215.2
	Probable			277.8
	Proven + Probable			493.0

___________________

(1)

The Mineral Reserve estimates for the Thompson Creek Mine set out in the table above have been prepared by Thompson Creek mine staff under the supervision of Kenneth W. Collison, P.Eng., Chief Operating Officer of the Corporation who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Mineral Properties – Thompson Creek Mine, Idaho – Mineral Reserve and Mineral Resource Estimates.”

(2)

The Mineral Reserve estimates for the Endako Mine set out in the table above have been prepared by Endako mine staff under the supervision of Kenneth W. Collison, P.Eng., Chief Operating Officer of the Corporation, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. Thompson Creek only owns 75% of the Endako Mine. See “Mineral Properties – Endako Mine, British Columbia – Mineral Reserve and Mineral Resource Estimates.”

(3)	Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Resources for the Thompson Creek Mine as of September 30, 2007, the Endako Mine as of April 15, 2007 and the Davidson Project as of April 10, 2007:

Measured and Indicated Mineral Resources (4)(5)

Mine	Category	Tonnes (millions)	Molybdenum Grade (%)	Contained Molybdenum (millions of pounds)

Thompson Creek Mine (1)	Measured	69.6	0.087	133.5
	Indicated	162.5	0.072	258.0
	Measured + Indicated	232.1	0.076	391.5

Endako Mine (2)	Measured	138.0	0.050	152.2
	Indicated	354.1	0.040	311.8
	Measured + Indicated	492.1	0.043	463.9

Davidson Project (3)	Measured	45.9	0.180	182.0
	Indicated	31.3	0.154	106.0
	Measured + Indicated	77.2	0.169	288.0

Total	Measured			467.8
	Indicated			676.0
	Measured + Indicated			1,143.8

____________________

(1)

The Mineral Resource estimates for the Thompson Creek Mine set out in the table above have been estimated by William E. Roscoe, P.Eng., of Scott Wilson Roscoe Postle Associates Inc. (“SWRPA”) who is a qualified person under NI 43-101. The Mineral Resources are classified as measured and indicated, and are based on the CIM Standards. See “Mineral Properties – Thompson Creek Mine, Idaho – Mineral Reserve and Mineral Resource Estimates.”

(2)

The Mineral Resource estimates for the Endako Mine set out in the table above have been estimated by Gregory Z. Mosher, P.Geo., of Wardrop Engineering Inc., who is a qualified person under NI 43-101. The Mineral Resources are classified as measured and indicated, and are based on the CIM Standards. Thompson Creek only owns 75% of the Endako Mine. See “Mineral Properties – Endako Mine, British Columbia – Mineral Reserve and Mineral Resource Estimates.”

(3)	The Mineral Resource estimates are classified as measured and indicated, and are based on the CIM Standards.
(4)

Mineral Resources include Proven and Probable Mineral Reserves as of September 30, 2007 for the Thompson Creek Mine. Mineral Resources include Probable Mineral Reserves as of April 15, 2007 for the Endako Mine.

(5)	Numbers may not add up due to rounding.

Mineral Properties

Thompson Creek Mine, Idaho

At the request of Thompson Creek, William E. Roscoe, Ph.D., P.Eng., Consulting Geologist at SWRPA, John T. Postle, P.Eng., Consulting Mining Engineer at SWRPA and Pierre C. Pelletier, M.Sc., P.Eng., Environmental Consultant and President of Rescan Environmental Services Ltd. (“Rescan”) (Messrs. Roscoe, Postle and Pelletier are collectively referred to in this section as the “Thompson Creek Mine Consultants”), prepared a report dated October 30, 2007 entitled “Technical Report on the Mineral Resources and Mineral Reserves of the Thompson Creek Molybdenum Mine, Central Idaho, U.S.A.” (the “Thompson Creek Report”). Each of Messrs. Roscoe, Postle and Pelletier are “Qualified Persons” and independent of Thompson Creek within the meaning of National NI 43-101.

The following description of the Thompson Creek Mine has largely been summarized from the Thompson Creek Report and readers should consult the Thompson Creek Report to obtain further particulars regarding the Thompson Creek Mine. The Thompson Creek Report is available for review on the SEDAR website located at www.sedar.com under Thompson Creek’s profile.

Project Description and Location

The Thompson Creek Mine is located approximately 30 miles southwest of the town of Challis, Idaho in Custer County which is a prolific mining area with production recorded from more than 40 mines. Before Thompson Creek began operations, mining in this area had been mostly for gold and silver.

Thompson Creek currently controls a block of contiguous mineral claims that include 1,591 patented and unpatented mineral claims and mill site claims comprising approximately 24,000 acres. The open pit mine and concentrator are included in this area, along with the tailings and waste dumps. Maintenance buildings are located on private land. Approximately 40% of the mineral claims are located on the Challis National forest land, with the remaining 60% located on the Bureau of Land Management land. Ongoing obligations to maintain title to the Thompson Creek Mine property are approximately $105,000 per year. Thompson Creek advised the Thompson Creek Mine Consultants that the title to all property is current and up-to-date. Local taxes levied on the mine and mill site, as well as the Thompson Creek Mine property in the City of Challis, Squaw Creek land, Thompson Creek land, Challis agricultural land and right of way and easements for 2008 amount to approximately $679,000. There are no royalties or other encumbrances on the Thompson Creek Mine property.

Thompson Creek transports the molybdenum concentrate produced at the Thompson Creek Mine to the Langeloth Plant in Langeloth, Pennsylvania which is owned and operated by Thompson Creek. The Langeloth Plant is a pyrometallurgical facility which produces molybdenum trioxide and FeMo products. The plant also processes non-molybdenum catalysts for various clients, primarily in the food industry.

Environmental Considerations

According to the Thompson Creek Mine Consultants, the Thompson Creek Mine operation is clean and appears to be well managed. The environmental concerns are primarily around waste rock acid drainage and tailings. During the Thompson Creek Mine Consultants’ site visit and interviews with the site management, there were no apparent environmental non-compliance issues. The reclamation and closure bond at the Thompson Creek Mine is currently $25.5 million. The Thompson Creek Mine has a reclamation insurance policy which will cover additional reclamation costs up to an aggregate limit of $35.0 million of total reclamation and closure costs.

The Corporation purchased a Mine Reclamation Costs Policy, effective July 31, 2002 through July 31, 2022 (the “Policy”), from American International Surplus Lines Insurance Company (“AISL”), an AIG Commercial Insurance Group, Inc. subsidiary. The Policy secures the Corporation’s future reclamation obligations at the Thompson Creek Mine, and was uniquely tailored to cover the requirements of the regulatory authorities and the Corporation’s anticipated reclamation cost exposures. The Policy provides the Corporation with an aggregate limit of $35 million for such reclamation costs at the mine. The insurance component provides coverage for increases in reclamation costs due to changes in regulatory requirements and cost increases. AISL also provides reclamation bonds to the regulatory authorities for the Thompson Creek Mine totalling $22.6 million.

As of July 30, 2007, the Policy was “paid up” in full. No further payments are required under the Policy for the insurance component. The terms of the Policy further provide that National Union Fire Insurance Company of Pittsburgh (“National Union”), also an AIG Commercial Insurance Group, Inc. subsidiary, becomes the primary insurer in the event of non-performance of AISL’s insurance obligations. According to a senior representative of AIG Commercial Insurance Group, Inc. (“Senior Representative”) and documents subsequently provided to the Corporation’s insurance agency by the Senior Representative, AIG Commercial Insurance Group, Inc. is independent of financial control by its troubled parent, AIG Insurance Company. Both subsidiaries, AISL and National Union, are regulated by state regulatory authorities in Illinois (AISL) and Pennsylvania (National Union).

The Senior Representative further reported that at the end of calendar 2008, the sixteen AIG Commercial Insurance Group, Inc. state statutory companies (which include AISL and National Union) had assets in excess of $70 billion, and a $27 billion policyholder surplus kept in “pooled funds.” The Senior Representative stated that the policyholder surplus acts like a “safety net” to further secure the obligations of each one of the sixteen state statutory companies.

As required by the Policy, the Corporation funded a commutation account (“Commutation Account”). As of December 31, 2008, the accumulated Commutation Account balance was $21.8 million. The Corporation was advised by the Senior Representative that the payments made into the Commutation Account were not segregated, but were maintained in “pooled funds” for use by AISL and other AIG Commercial Insurance Group companies as they were “premiums” according to the Policy. The Corporation may elect at any time to withdraw its funds from the Commutation Account, subject to certain conditions, including the possible loss of the insurance component. This may result in increased costs to the Corporation under a replacement program.

The Corporation is currently assessing the insolvency risk of these insurers, as well as the benefits and risks associated with the reclamation bond, Commutation Account, and insurance components of the Policy. The Corporation may elect to commute the Policy depending on the financial condition of these insurance companies, the value of the AISL/National Union policy coverage and replacement costs for alternative financial assurance. Other factors will include market conditions and the availability of comparable alternative surety or insurance vehicles satisfactory to regulatory authorities. Another option being studied is the issuance of letters of credit under the Corporation’s line of credit facility, but this would reduce the Corporation’s available liquidity under this credit facility by the amount of such letters of credit. Failure to provide regulatory authorities with the required financial assurances could potentially result in the closure of one or more of the Corporation’s operations. There can be no assurance that the choice of one or more of the foregoing options will not result in a material adverse effect on the Corporation’s operating results and financial condition.

In October 2005, as a result of “hazardous substances” being found in arsenic, copper and zinc at the abandoned Tungsten Jim mine site, Thompson Creek was issued a Clean-Up Order to clean up the Tungsten Jim mine site under the Comprehensive Environmental Response, Compensation and Liability Act by the USDA. The

Tungsten Jim mine site extends from the main mine area along Thompson Creek to include two associated mill areas: the Scheelite Jim Mill area and the Scheelite Nellie Mill area. The mines operated intermittently until 1977. Thompson Creek inherited the abandoned sites when it acquired the Thompson Creek Mine from Cyprus in 1993. The Clean-Up Order requires Thompson Creek to clean up the sites. Based on the field inspection of the three sites, it is estimated that the clean-up cost will be in the order of $1.8 million. Thompson Creek has completed the field evaluation and is in compliance with the Unilateral Administrative Order. It is anticipated that clean-up work will be undertaken in 2010.

Tailings Storage

The immediate environmental concerns with the Thompson Creek Mine are primarily related to waste rock acid drainage and tailings. The tailings dam is a centre line construction where the tailings slurry is cycloned and the coarse fraction is used to build the dam. In order to minimize acid rock drainage on the downstream slope of the dam, a pyrite removal circuit has been added to the process. The dry downstream slope of the dam is subject to wind erosion. This wind erosion problem could become an issue for the Thompson Creek Mine. The tailings dam, as designed, has limited capacity to expand. The current approved capacity of the dam, which is limited by the height of land at the dam centre line, will be reached with the ore development in 2014. Additional storage capacity has been designed and is pending regulatory approval. The pending expansion will provide capacity that exceeds current reserves.

The Thompson Creek Mine tailings impoundment is a centre line structure where the tailings are cycloned, with the coarse fraction forming the downstream face of the dam. The cyclone split is approximately 45% coarse going downstream face and 55% going upstream as the fine fraction. The coarse fraction is at approximately 70% solids by weight, which suggests over 40% water by volume. The ongoing phreatic zone measurements in the dam are at the bedrock tailings interface, except for one small area. The dam is generally functioning as designed. The introduction of the pyrite circuit to reduce the sulphides in the tailings has been effective in reducing acid rock drainage on the downstream face of the dam and has recently demonstrated better water quality in the seepage. The seepage downstream of the dam is approximately 1,100 imperial gallons per minute in the summer, reducing to 800 imperial gallons per minute in the winter.

The dam is inspected and monitored on a regular basis by the mill department under the direction of Mr. Gregory Hurless, Mill Manager. The external inspections of the dam are done by Mr. John Andrews, P.E., Geotechnical Engineer with Andek Consulting LLC. in Fort Collins, Colorado. The responsible government authority for the dam is the Idaho Department of Water Quality – Dam Safety and Storage.

The long-term closure risks with the Thompson Creek mine are associated with acid rock drainage and tailings containment. The infrastructure for ARD collection of the Pat Hughes and Buckskin waste rock dumps is largely in place.

A mines operating permit application has been submitted for the Phase 8 mine expansion. Also required is the tailings expansion permit to store additional tailings from Phase 8 mining. Thompson Creek is in the process of renewing its NPDES permit with the EPA. This permit renewal has been in progress for some time.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Thompson Creek Mine is accessible by scheduled air carrier into Idaho Falls, Sun Valley and Boise. Car access to the mine is available by highway and gravel roads from these communities.

The mean annual temperature for the area is 7.4 degrees Celsius or 45.3 degrees Fahrenheit. Average temperature in July, the warmest month, is 20.3 degrees Celsius or 68.5 degrees Fahrenheit and average temperature in January, the coldest month, is minus 5.6 degrees Celsius or 21.9 degrees Fahrenheit. The average annual precipitation is 196 millimetres or 77 inches.

The infrastructure at the Thompson Creek Mine includes a five mile access road, a mill with a design capacity of 25,000 tons per day, a tailings pond and process and fresh water ponds, a crushing and concentrating plant, an administrative building, a warehouse, a dry, an infirmary, a laboratory, a main garage and repair shops.

Electrical power is provided to the site by Bonneville Power Administration through a 24.7 mile 230 kilovolt power line to South Butte Substation, then by a 2.6 mile 69 kilovolt line to the mill site. Both lines are owned by Thompson Creek. Fresh water for the Thompson Creek Mine is pumped from the Salmon River. The mine staff and employees live in the local communities, most living in Challis, Idaho.

The Thompson Creek Mine is located in rugged mountainous terrain at elevations ranging from 6,000 to 8,500 feet above sea level. Various species of soft wood trees are found in the area.

History

Prospecting in the area of the Thompson Creek Mine reportedly began in the 1860s and 1870s. Cyprus discovered the Thompson Creek Mine deposit in 1968, began construction at the Thompson Creek Mine site in 1981 with operations commencing in 1983 and continuing until Cyprus suspended operations in December 1992. In late 1993, Thompson Creek Mining Company LLC acquired the Thompson Creek operation and deposit from Cyprus’ successor company (an entity formed as a result of Cyprus’ amalgamation with AMAX, Inc.) and restarted operations at the mine in April 1994. Production has continued since such time.

In 1981, prior to commencement of production, open pit mineable reserves were reported to total 174 million tons averaging 0.115% molybdenum at a 0.05% molybdenum cut-off grade, at a price of $3.15 per pound of molybdenum and with a waste to ore ratio of 3.05:1 (source: Schmidt, E.A., M.J. Broch and R.O. White (May 1982): Summer Geologic Report, Thompson Creek Project; unpublished report, Cyprus Exploration Development). This historical estimate predates NI 43-101 and considerable production has taken place since that time. Readers should be aware that no comment is being made as to the reliability of this estimate or the standards used.

Geological Setting

Regional Geology

The Thompson Creek porphyry molybdenum deposit occurs in a complex geologic environment near a break between two geologic provinces. To the west of the mine area are continental arc-related intrusive rocks of the late Cretaceous Idaho Batholith. To the east of the mine area, the terrain is dominated by a complexly-deformed backarc sequence of Palaeozoic metasedimentary rocks. Although these rocks are poorly mapped, they may represent transitional and allochthonous portions of a Palaeozoic miogeosynclinal-eugeosynclinal wedge similar to the geologic setting in central Nevada. Much of the pre-Tertiary geology in both provinces is obscured by a thick, unconformable blanket of Eocene Challis volcanics.

Local and Property Geology

The Thompson Creek deposit lies near the eastern margin of the Idaho Batholith within a deformed sequence of Paleozoic sedimentary rocks. Molybdenum mineralization in the deposit is hosted in the Thompson Creek intrusive complex, a composite granodiorite-quartz monzonite stock of Cretaceous age. The stock intruded carbonaceous and locally limy argillite of the Mississippian Copper Basin Formation. Where it is in contact with the intrusive, the argillite has been contact-metamorphosed to hornfels and locally to tactite.

The intrusive and sedimentary rocks are unconformably overlain by the Eocene Challis Volcanics, a post-mineral sequence of andesite to rhyodacite tuffs, flows and agglomerates. Locally, the volcanic cover is up to 1,000 feet thick. These volcanic rocks filled valleys and depressions in the paleotopography around the Thompson Creek mine site.

The majority of the Thompson Creek deposit is hosted within the igneous rocks of the Thompson Creek intrusive, with minor amounts found in the metasediments.

Two important structures crosscut the Thompson Creek deposit: the Raise Fault, which roughly parallels the northwest trend of mineralization, and the post-mineral Unnamed Fault, which divides the orebody into northwest and southeast portions. The Unnamed Fault strikes north 34 degrees east and dips steeply southeast.

Geologists who have worked with the deposit believe that the southeast portion of the orebody is down-dropped relative to the northwest portion.

Mineralization

The long axis of the Thompson Creek Mine deposit is elliptical in shape, with its long axis oriented in a northwesterly direction. The approximate dimensions of the deposit are 5,000 feet long by 2,100 feet wide by 2,500 feet deep. Molybdenum mineralization occurs in stockworks of quartz veins and stringer zones. These stockworks are associated with a potassic zone of alteration consisting of coarse biotite, K-feldspar and minor pyrite. A shell of phyllic alteration defined by a quartz-sericite-pyrite assemblage surrounds the main zone of molybdenum mineralization. A barren potassic core of quartz/K-feldspar alteration underlies the molybdenum mineralization. The quartz-monzonite stockworks are preferentially oriented north 40-60 degrees west and dip moderately to steeply to the northeast.

Drilling

In early 2007, Thompson Creek commenced a continuing developmental drilling program with the objective of expanding the mineral resources to depth and on the edges of the deposit. Prior to such time, very little drilling was carried out in recent years on the Thompson Creek Mine property. Cyprus carried out drilling from 1968 to 1981. Some additional drilling was carried out by Thompson Creek in the late 1990s. All Cyprus drill hole samples were assayed for molybdenum, while some of the Cyprus drill hole samples were also assayed for sulphur, copper, lead, zinc and tungsten. The Thompson Creek drill holes were assayed for molybdenum, lead, copper and sulphur.

Sampling and Analysis

Sampling Method and Approach

Cyprus’ sampling of the drill holes followed its standard procedures. Drill core and rotary cuttings from any major project were handled by Cyprus personnel at the processing facilities in Philipsburg, Montana.

Drill core was generally split in 10 foot intervals at the mine site using a hydraulic splitting machine. One-half of the core was bagged, labelled and shipped to Philipsburg where the samples were crushed, pulverized and readied for shipment to commercial assay laboratories. The other half of the drill core was retained for reference purposes and stored in core boxes either at the mine site or at the Philipsburg processing facilities.

Rotary drill cuttings were collected and split at the drill site. Individual samples represented 10 foot intervals of a certain hole and, once properly collected and labelled, were processed in the same manner as drill core at the Phillipsburg facilities. Chip logs were prepared from every rotary hole for logging and correlation purposes.

Blasthole samples are taken for grade control in the open pit mine. Samples are taken by cutting three troughs in the pile of blasthole cuttings with sample size in the order of 5 pounds.

The Thompson Creek Mine Consultants have not reviewed any documents on the sampling procedures for the 1997-1999 Thompson Creek drilling campaign, but are of the opinion that they follow industry practices.

Sample Preparation and Analyses

Generally, two to three pulps from each Cyprus drill hole sample were sent to different laboratories for analysis; i.e., Chemical and Mineralogical Services Laboratories (“CMS”) in Salt Lake City, Utah; Skyline Labs (“Skyline Labs”) in Denver, Colorado; and CYMET in Tucson, Arizona, and one pulp was retained in Philipsburg for reference.

For holes drilled from the surface, molybdenum assays were run for most sample intervals at Skyline Labs and in duplicate at CMS. In addition, numerous triplicate molybdenum determinations were made at one of Cyprus’

in-house laboratories, and occasional triplicate molybdenum assays were run at Rocky Mountain Geochemical’s laboratory in Salt Lake City, Utah.

For holes drilled from underground exploration drifts, most of the molybdenum determinations were made by Hazen Research Incorporated (“HRI”) in Denver, Colorado. Assaying for uranium and sulphur in the drill holes was much more sporadic. Sulphur analyses were done for many of the individual intervals in the earliest holes. Almost all sulphur determinations were made by HRI. Uranium analyses were completed for many intervals. All uranium assays were performed by CMS. Sporadic assaying was also done at Skyline Labs, CMS and Cyprus for other elements, including copper, lead, zinc and tungsten.

For the 1997-1999 Thompson Creek drilling campaign, sample preparation and assays were carried out at the Thompson Creek Mine on-site laboratory for molybdenum, lead, copper, uranium and sulphur.

The grade control blasthole samples are assayed at the on-site laboratory. Ore samples are assayed for molybdenum and lead and every fifth sample for iron. Waste samples are assayed for sulphur and every fifth sample for molybdenum. Each sample is dried and homogenized in a riffler, then 200 to 300 grams is pulverized to -200 mesh. Two grams of each sample is digested in acid and analyzed by atomic adsorption. The Thompson Creek laboratory uses standards and blanks as well as internal duplicates for quality assurance and quality control.

Data Verification

The Winters Company (“Winters”) carried out a review of the Thompson Creek database in 1997, including drill hole collar locations, original molybdenum assays, check assays and geologic logs. No obvious problems were noted in drill hole collar locations, although Thompson Creek staff subsequently discovered errors in several drill hole co-ordinates and corrected them.

Winters compared the molybdenum assays from the original assay certificates with assays in the computer database and assays in drill logs with the computer database. Only a small number of original assay certificates were available. No discrepancies were found, although checking was difficult because assays in the computer database were averages from several laboratories. Similarly, no discrepancies between lithologic codes in the drill logs and the computer database were noted. Winters concluded that the reliability of the computer molybdenum assay values used for grade estimation is well within industry standards.

Winters notes that for the 1968-1981 Cyprus drilling check assays, in the form of duplicate pulps, were routinely run between two and sometimes as many as four laboratories during the exploration phase at the Thompson Creek Mine. The only historical concern found by Winters was mentioned in correspondence between Noranda Inc. and Cyprus dated March 30, 1977, which discussed a possible problem regarding sample preparation at one of the four laboratories used to assay drill core. From this and other internal memoranda, it appears that considerable effort was expended by both companies to resolve sample preparation and analytical methods.

Winters toured the assay laboratory at the Thompson Creek Mine in 1998 and found the sample preparation procedures, analytical procedures and general housekeeping to be excellent.

Although molybdenum analyses were not routinely checked with outside laboratories, two internal samples were used to check each batch of blasthole samples. Check samples were sent to outside laboratories for confirmation of acid rock drainage determinations.

The Thompson Creek Mine Consultants toured the on-site laboratory during their site visits and noted no problem areas. In the opinion of the Thompson Creek Mine Consultants, the Thompson Creek drill hole database are acceptable for mineral resource and mineral reserve estimation.

Security of Samples

The Thompson Creek Mine Consultants have not reviewed any information about sample security, but have no reason to suspect that it did not follow industry standards for the times the sampling was carried out.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated Mineral Reserves for the Thompson Creek Mine as of December 31, 2008:

Proven and Probable Mineral Reserves (1) (2) (3) (4)

Category	Tons (millions)	Molybdenum Grade (%)	Contained Molybdenum (millions of pounds)

Proven	36.1	0.106	76.6
Probable	57.5	0.096	110.1
Proven and Probable	93.7	0.100	186.8

__________________

(1)

The Mineral Reserve estimates for the Thompson Creek Mine set out in the table above have been prepared by Thompson Creek mine staff under the supervision of Kenneth W. Collison, P.Eng., Chief Operating Officer of the Corporation, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable and are based on the CIM Standards. Mineral Reserve estimates include stockpiles.

(2)	Mineral Reserves are reported at a cut-off grade of 0.03% molybdenum.
(3)

Mineral Reserves are estimated using an average long-term molybdenum price of $10.00 per pound; a waste to ore stripping ratio of approximately 2.89:1; average concentrator recovery of 89.8%; average mining costs of $1.49 per ton; and average processing plant costs of $4.93 per ton.

(4)	Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Resources for the Thompson Creek Mine as of September 30, 2007:

Measured and Indicated Mineral Resources (1) (2) (3)

Category	Tonnes (millions)	Molybdenum Grade (%)	Contained Molybdenum (millions of pounds)

Measured	69.6	0.087	133.5
Indicated	162.5	0.072	258.0
Measured + Indicated	232.1	0.076	391.5

__________________

(1)

The Mineral Resource estimates for the Thompson Creek Mine set out in the table above have been estimated by William E. Roscoe, P.Eng. of SWRPA, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured and indicated, and are based on the CIM Standards.

(2)	Mineral Resources are reported at a cut-off grade of 0.03% molybdenum.
(3)	Mineral Resources include Mineral Reserves as of September 30, 2007.

Operations

The Thompson Creek Mine uses conventional open pit mining methods using cable shovels and haul trucks. In total, 349 employees worked in mine, mill and administration as of December 31, 2008. The mining and mill operations work in two 12-hour shifts.

Life of Mine Plan

Thompson Creek is currently using the Phase 6, 7 and 8 mine plans for a life of mine plan. In the current life of mine plan, mining continues until the end of 2017. A total of 114.7 million tons at a grade of 0.096% molybdenum is mined and milled; this includes Inferred Mineral Resources of 5.8 million tons at 0.056% molybdenum as well as 108.9 million tons of Proven and Probable Mineral Reserves. The average waste to ore stripping ratio is approximately 2.89:1.

For cash flow modeling purposes, the Thompson Creek Mine Consultants have removed the 5.8 million tons of Inferred Mineral Resources from the production schedule in the last year of production. Operations continue from October 1, 2007 until 2017, milling a total of 110.8 million tons at a grade of 0.098% molybdenum.

Mineral Processing

The Thompson Creek concentrator produces MoS2 concentrate, most of which is shipped to the Langeloth Plant to be roasted into molybdenum oxide. The gyratory crusher discharge is stored in a coarse ore stockpile, then fed to a mill with an original design capacity of approximately 25,000 tons per day. The material is withdrawn from the stockpile by two parallel lines of apron feeders to two grinding circuits consisting of a semi-autogenous (“SAG”) mill and a ball mill each.

The SAG mill operates in open circuit while the ball mill operates in closed circuit with cyclones. The SAG and ball mill discharges are pumped together to the cyclones. The cyclone underflow is recycled to the ball mill and the overflow feeds two parallel banks of rougher-scavenger flotation cells. The rougher-scavenger concentrate is pumped to the first regrind ball mill and the tailings are pumped to the tailings pond. For six months of the year, the tailings are floated to remove the pyrite as a concentrate. The pyrite concentrate is pumped to sub-aqueous deposition in the tailings pond to avoid oxidation and acid generation.

The rougher concentrate is reground in a ball mill operating in closed circuit with cyclones. The cyclone underflow is recycled to the mill and the overflow feeds the first cleaner and cleaner-scavenger flotation stage. The first cleaner concentrate is upgraded in the second and third cleaner flotation columns. The first cleaner-scavenger concentrate is recycled to the regrind ball mill and the tailings are discharged with the rougher scavenger tailings.

The third column cleaner concentrate is screened as a first step to producing different grades of molybdenum. The screen oversize is processed into a high grade product while the undersize is processed through a leaching circuit to produce material that meets specifications for roasting.

The screen oversize is reground in a ball mill operating in closed circuit with cyclones. The cyclone underflow is recycled to the regrind mill. The cyclone overflow is upgraded through one stage of column flotation. The concentrate is filtered, dried then dry ground in a jet mill to produce a fine product or further ground in a pancake mill to produce the superfine product. The products are packaged in drums.

The screen undersize is dewatered in a thickener then batch leached in a hot ferric chloride circuit at 85 degrees Celsius or 185 degrees Fahrenheit for three hours to remove lead, copper and uranium. The leach slurry is filtered in filter presses. The filter cake is dried then bagged, while the filtrate is neutralized then discarded as tailings. Off-gases from the dryers are scrubbed in wet scrubbers prior to discharging to atmosphere.

Langeloth Metallurgical Plant – Langeloth, Pennsylvania

The Langeloth Plant is located in Langeloth, Pennsylvania, approximately 25 miles west of Pittsburgh. The facility receives MoS2 concentrate from the Thompson Creek Mine and concentrator, and tolled concentrate from various third party operations.

The concentrate is roasted in conventional multiple hearth furnaces to produce molybdenum oxide. The off-gas from the furnaces is cleaned in cyclones, cooled (if necessary) in a sonic spray chamber and fine particulate is removed in electrostatic precipitators. The cleaned off-gas is processed in an acid plant to remove sulphur dioxide. The clean gas is then discharged into the atmosphere.

Approximately 30% of the molybdenum oxide is sold as oxide. The balance is further processed at the Langeloth Plant to produce FeMo, which is predominantly used as an alloy in steel making. The process employed at Langeloth to produce FeMo is thermochemical, using readily available reagents. The FeMo is packaged for shipment in a variety of containers to suit the needs of customers. The facility also processes spent catalyst material.

Parts of the facility are old, having been in operation since the 1920s. An ongoing modernization of equipment and process controls continues. New equipment has been installed through capital project approvals to manufacture pure sublimed oxide and ammonium bonded briquettes. Potential requirements for additional capital improvements include: laboratory analytical upgrades, shipping and handling improvements and annual component replacement of the roasters and acid plant.

Certain employees at the Langeloth Plant are members of the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America union (the “Union”) through its Local 1311. Langeloth Metallurgical Company has entered into a collective bargaining agreement (the “Collective Agreement”) with the Union. The Corporation and the Union renegotiated the Collective Agreement during 2007 and agreed upon an expiration date of March 11, 2010.

The Langeloth Plant is currently operating with a National Pollutants Discharge Elimination System (“NPDES”) permit and Title V air quality permit, the terms of which have expired. However, timely applications to renew both the NPDES and air quality permits have been filed and the Langeloth Plant is therefore authorized to continue to operate under its existing permits until renewed permits are issued. The plant is taking all steps necessary to meet its existing NPDES and air quality permit requirements. The Pennsylvania Department of Environmental Protection (“PaDEP”) has yet to take action on the pending renewal of the Langeloth Plant's air quality permit. PaDEP has recently published notice of a draft NPDES permit renewal in the March 14, 2009 edition of the Pennsylvania Bulletin, and has opened a minimum 30 day comment period on the proposed renewal. As proposed, the renewed NPDES Permit would impose more stringent effluent limitations for several constituents which are present in the treated waste water associated with the operation of the Langeloth Plant, but affords the operator, a compliance (extension) schedule to come into compliance with certain of these new effluent limits. Violations of the existing, or new, air quality or NPDES permit conditions, at the Langeloth Plant could result in a range of criminal and civil penalties under federal Clean Water Act and Clean Air Act or the Pennsylvania Clean Streams Law or Air Pollution Control Act. There is no assurance that new air quality or NPDES permits will be issued and, once issued and final, will not contain more onerous requirements to which the Corporation must respond.

Markets

Molybdenum’s most common mineral form is MoS2 which is mined as both a primary ore or as a secondary mineral in copper mining. Approximately 75% of molybdenum is used for high-strength and temperature resistant steel alloys or as a substitute for nickel in steel alloying. MoS2 is also used as a high temperature lubricant, due to its favourable atomic structure.

World production for molybdenum increased to approximately 440 million pounds in 2007 from approximately 425 million pounds in 2006. The price of molybdenum has also increased substantially, from $2.60 per pound in January 2002 to over $33.00 per pound in 2008. See "Risk Factors" page 8 for discussion of the current decline in the price of molybdenum.

Contracts

Thompson Creek has entered into a distributorship and sales agreement appointing an arm’s length third party as the exclusive distributor of up to 20% of all molybdenum produced from the Thompson Creek Mine in any country in Asia and Oceania for a period of ten years, commencing on January 1, 2007.

In September 2005, Thompson Creek entered into a sales agreement with respect to the Thompson Creek Mine pursuant to which Thompson Creek agreed to sell one million pounds of technical grade molybdic oxide from Phase 6 of the Thompson Creek Mine plan (the “Product”) in each of the four years from 2008 through 2011, at a price of not less than $4.50 or more than $7.50 per pound of molybdenum derived from the Product. To the extent to which the one million pounds is less than 10% of the Phase 6 production for the applicable year, then the balance necessary to equal 10% is to be sold at a price that is approximately 10% less than market at the time of the sale.

Also in September 2005, Thompson Creek agreed to sell a further 5% of all Product, estimated to be another four million pounds of molybdenum, at prices to be determined at a discount to the market price of molybdenum at the time of shipment with a minimum price of $4.50 per pound of molybdenum. This agreement took effect in early 2007.

Thompson Creek has many different customers and the remainder of its sales are through bill of sales, contracts or sales by agents.

From time to time, Thompson Creek lets contracts for various services at the mine, including maintenance and installation of facilities.

Endako Mine, British Columbia

At the request of Thompson Creek, Gregory Z. Mosher, P.Geo., Senior Geologist with Wardrop, prepared a report dated May 29, 2007 entitled “Technical Report on the Endako Mine, British Columbia, Canada” (the “Endako Report”). Mr. Mosher is a “Qualified Person” and independent of Thompson Creek within the meaning of NI 43-101.

The following description of the Endako Mine has largely been summarized from the Endako Report and readers should consult the Endako Report to obtain further particulars regarding the Endako Mine. The Endako Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.

Project Description and Location

The Endako Mine is an open pit molybdenum mine and concentrator located 190 kilometres or 118 miles west of Prince George, British Columbia. The mine is operated as a joint venture (the “Endako Mine Joint Venture”) between Thompson Creek Mining Ltd. (“TCML”), a subsidiary of Thompson Creek, which holds a 75% interest and Sojitz Moly Resources, Inc. (“Sojitz”), which holds the remaining 25% interest. See “Endako Mine Joint Venture” below for further details regarding the Endako Mine Joint Venture. The property is currently comprised of a contiguous group of 67 mineral tenures containing 42 claims and 25 leases, covering approximately 9,500 hectares or 23,500 acres. In addition, surface rights are held to a portion of the mine site area. The mineral leases are subject to annual fees and the mineral claims are subject to exploration expenditure obligations. The Corporation may choose to pay annual fees in lieu of exploration expenditures.  The property contains two mineralized zones, Endako and Denak, both of which have been exploited by open pits. The property contains processing facilities, waste dumps and tailings disposal areas. There are no royalties, back-in rights, encumbrances on title or other agreements, other than the Endako Mine Joint Venture.

Environmental Considerations

All necessary operating and reclamation permits are in place and current. In addition, the Endako Mine has posted a closure bond to cover anticipated decommissioning costs.

Endako Mine Joint Venture

TCML and Nissho Iwai Moly Resources, Inc. (Canada) (now Sojitz) entered into a 20-year exploration, development and mine operating agreement (the “Endako Mine Joint Venture Agreement”) dated June 12, 1997 relating to the Endako Mine. Under the Endako Mine Joint Venture Agreement, TCML has been appointed manager with overall management responsibility for operations and there is a management committee (the “Management Committee”) which consists of three members appointed by TCML and two members appointed by Sojitz, with each of TCML and Sojitz having votes on the Management Committee in proportion to its participating interest. A decision of the majority of the participating interest is binding on the Management Committee, except for the following which require unanimous agreement of the Management Committee: (i) disposition of all or a substantial portion of the Endako Mine assets; (ii) contracts with affiliates over $500,000 or sales of product to affiliates of TCML or Sojitz; (iii) compensation for management of the business; (iv) modification of the Endako Mine Joint Venture Agreement; (v) any change in business purpose; (vi) any modifications or replacements to the production plan as set out in the Endako Mine Joint Venture Agreement; (vii) investment in other companies; (viii) any borrowing by the joint venture or loan to any third party or any guarantee; (ix) changes in the manager, other than by reasons of default; and (x) except in the case of emergency or unexpected expenditures, a discretionary capital expenditure in excess of $1,000,000.

Pursuant to the Endako Mine Joint Venture Agreement, neither TCML nor Sojitz can transfer any part of its interests in any Endako Mine assets or the Endako Mine Joint Venture Agreement, subject to having the right to transfer to a third party an interest in its participating interest and subject to certain limitations. Any transfer is subject to a pre-emptive right of the other party. Sojitz has waived any and all pre-emptive rights which it has relating to the Thompson Creek Acquisition pursuant to the Endako Mine Joint Venture Agreement.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Endako Mine is accessible by commercial air carrier to Prince George, British Columbia, then by car west on a paved highway for approximately 175 kilometres or 109 miles to Endako village, then south on the Endako Mine road for an additional 10 kilometres or 6.2 miles.

The average summer temperature is 15 degrees Celsius or 59 degrees Fahrenheit and the average winter temperature is minus 12 degrees Celsius or 10.4 degrees Fahrenheit. The Endako Mine operates year round. The average annual precipitation is approximately 60 centimetres or 23.6 inches.

The infrastructure at the Endako Mine includes a 28,000 tonnes per day concentrator, a 14,000 to 16,000 kilograms per day roaster, a non-operating roaster, three tailings ponds and reclaim water ponds, a crushing plant, an administrative building, a warehouse, a dry, an infirmary, a laboratory, a garage and other shops. The power supply of the site is provided by an 8.5 kilometre or 5.3 mile, 69 kilovolt power line owned by B.C. Hydro from the town of Endako. Fresh water for the operations is pumped from François Lake located nearby.

The Endako Mine is located in an area characterized by gently rolling terrain. Elevations range from 670 metres at Endako village to 1,070 metres or approximately 3,500 feet at the crest of the Endako pit. The uplands are well drained, with few marshes and lakes, while the valleys are bottomed by narrow lakes such as Fraser Lake and Francois Lake. A distinct east-west grain from glaciation overprints the general northwest-southeast trend of bedrock. Vegetation consists of relatively open pine forests and grasslands.

History

The Endako deposit was discovered in 1927 by local hunters. Minor underground exploration work took place in subsequent years. In 1962, R&P Metals Corporation Ltd. began a diamond drilling program to evaluate the discovery and, based on the exploration results, incorporated a company named Endako Mines Ltd. Canadian Exploration Limited, a wholly-owned subsidiary of Placer Development Ltd. (later to become Placer Dome Inc.) (“Placer”) entered into an option agreement with Endako Mines Ltd. in August 1962 and continued exploration on the property. In March 1964, Placer decided to place the property into production. Production commenced in June 1965 at a plant capacity of 9,000 tonnes per day (combined concentrator and roaster). Expansions in 1967 and improvements in 1980 increased concentrator capacity. In 1982, the mine and concentrator were closed due to low molybdenum prices, the roaster continued to operate, processing molybdenum concentrates from other operations on a toll basis. The mine and mill were re-opened in 1986 and by 1989 production reached 28,000 tonnes or approximately 31,000 tons per day. The current capacity is 28,000 tonnes per day. In June 1997, the parties to the Endako Mine Joint Venture purchased the mine from Placer. In October 2007, the Corporation acquired Thompson Creek Mining Company.

Geological Setting

The Endako molybdenite deposit is hosted in the Endako quartz monzonite intrusive, a phase of the Middle to Late Jurassic Francois Lake Intrusions that form a large composite batholith. The deposit is genetically associated with the terminal stages of magmatic activity, represented by intrusion of the Casey monzogranite, dated at 145 Ma.

Exploration

The Endako Mine Joint Venture has been carrying out some drilling and testing of the drill holes at the mine since 1997. Most recently, the Endako Mine Joint Venture drilled 35 NQ surface holes in January and February 2006 in order to find additional molybdenite resources on the Endako Mine property. Additional drilling took place in the Denak West pit, east of the Endako East pit and in the Casey Lake area. Based on the drilling results, a 30 hole, 15,000 foot diamond drilling program was recommended for 2007 to better define and locate the mineralization near Casey Lake and west of the Denak West pit.

The 2007 exploration program began with an airborne geophysical survey (magnetic gradiometer and gamma ray spectrometer) covering the area immediately within and surrounding the Corporation’s claims. This was followed by a soil sampling program which built on historic soil data in the areas immediately east and northwest of the mine. The diamond drilling program, consisting of 35,853 feet of drilling in 66 holes, was designed based on the results of these programs and information from previous drilling. The Casey Zone, a promising target tested extensively in 2006, was the main focus of the 2007 program; 33 holes totaling 20,441 feet were drilled to further test the extents and continuity of mineralization there. Wide-spaced exploratory drilling northwest of the Denak West Pit (7,824 feet in17 holes) was done to test the continuity of mineralization intersected in the area by previous programs (including 2006 drilling).

In 2008, exploration will consist primarily of diamond drilling. The main targets will be the margins of the Denak East and Denak West pits (to fill in areas where mineralization is still open), and the Casey Zone, which is open in several directions and requires more data to fully define.

Mineralization

Molybdenite, pyrite, and magnetite are the most abundant primary metallic minerals on the Endako Mine property. Minor chalcopyrite and traces of sphalerite, bornite, specularite and scheelite are also present. Single occurrences of beryl and bismuthinite have been reported. Molybdenite occurs in two types of veins: large veins (up to 1.2 metres wide) contain laminae and fine disseminations of molybdenite; fine fracture-fillings and veinlets of quartz-molybdenite occur as stockworks adjacent to the major veins. Pyrite is most abundant along the southern margin of the zone of molybdenum mineralization.

Drilling

Core drilling was done from surface with later fill-in, generally to the ultimate pit floor, done from within the pits. Hole collars are generally on 200 foot sections, and at 200 to 100 feet on section. Within the Endako and Denak East pits, most holes are vertical with some inclined to the north. In the Denak West pit, drilling is mostly inclined to the east, with some drilling inclined to the north and some vertical. Collars were surveyed in the mine grid; vertical holes do not appear to have been surveyed down-hole, inclined holes have dip tests only and not all were surveyed. The following table summarizes the Endako Mine property’s drill hole statistics at the time of the Endako Report:

Drill Hole Statistics on the Endako Mine
Number of Holes	889
Total Length	131,000 metres
Assay Values	38,301
Blasthole Assays	176,684

At the end of 2008, a total of 1,135 holes had been drilled for a total length of 165,000 metres. None of the additional drilling has been included in the Mineral Resource or Mineral Reserve calculation.

Sampling and Analysis

Blast hole sampling is used for delineating ore and waste and establishing dig patterns on the pit benches. Blast hole sampling is the basis for reconciliation of mine production with concentrator production and the resource/reserve block model. Blast holes of 12.5 inches diameter are rotary drilled on a 30 by 30 feet pattern with cuttings tube-sampled at the hole collar by the driller. Ore and waste contacts are defined on the bench by simple contouring of the blast hole grades. Internal dilution is included where necessary for practical excavation and the outline is adjusted for shovel dig direction.

Documentation is in place and checks are carried out to assure that blast hole sampling follows procedures. The top 2 inches of the chip pile representing bench subgrade is removed prior to dividing the pile into quadrants and tube sampling. The four samples are composited by placing them in a large plastic bag with a tag and submitted to the mine laboratory for analysis. Tube sampling can be problematic for nuggety/particulate minerals. Outside consultants have examined results and concluded that tube sampling is effective at the Endako Mine. Where discrete narrow veins occur, such as at the Denak pits, tube sampling may be less effective than for the Endako Mine pit vein and disseminated ores.

The Endako Mine laboratory, operated by Endako employees, uses reference standards prepared from certified standards supported by certificates according to ISO 9001 protocol. The Endako Mine laboratory is not an ISO/IEC Guide 43-1 or ISO/IEC Guide 25 accredited mineral laboratory. Sample pulps are periodically sent to outside mineral laboratories for round robin testing. The sample preparation analysis method conforms to industry standards. No quality control and quality assurance data was reviewed by the Endako Mine Consultants.

Data Verification

All molybdenum analyses have been carried out in the analytical laboratory at the Endako Mine site. Blanks and duplicate samples were not submitted with the samples, but the laboratory employed standards in order to assess and maintain analytical accuracy. The mill and its laboratory are registered with ISO 9001.

In addition, Endako has, at least since 2004, participated in an annual analytical round robin that has been conducted by the Highland Valley Mine. In the test, each participant is given three blind standard samples of molybdenum concentrate and the results obtained are compared with those of other participants who used the same analytical method. For the years 2004 and 2005, for which details are available, the results for the Endako Mine are within one standard deviation of the sample mean.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated Mineral Reserves for 100% of the Endako Mine as of December 31, 2008 (Thompson Creek owns 75% of the Endako Mine):

Proven and Probable Mineral Reserves (1) (2) (3) (4)

Category	Tons (millions)	Molybdenum Grade (%)	Contained Molybdenum (millions of pounds)

Proven	135.7	0.051	138.6
Probable	172.1	0.049	167.7
Proven and Probable	307.8	0.050	306.3

_________________

(1)

The Mineral Reserve estimates for the Endako Mine set out in the table above have been prepared by Endako mine staff under the supervision of Kenneth W. Collison, P.Eng., Chief Operating Officer of the Corporation, who is a qualified person under NI 43-101. The Corporation owns 75% of the Endako Mine. The Mineral Reserves are classified as proven and probable and are based on the CIM Standards. Mineral Reserve estimates include stockpiles.

(2)	Mineral Reserves are reported at a cut-off grade of 0.02% molybdenum.
(3)

Mineral Reserves are estimated using an average long-term molybdenum price of $10.00 per pound and a United States dollar exchange rate of C$0.87 per $1; bulk density is 2.56 tonnes per cubic metre; and a waste to ore stripping ratio of approximately 1:1.

(4)	Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Resources for 100% of the Endako Mine as of April 15, 2007 (Thompson Creek owns 75% of the Endako Mine):

Measured and Indicated Mineral Resources (1) (2) (3) (4)

Category	Tonnes (millions)	Molybdenum Grade (%)	Contained Molybdenum (millions of pounds)

Measured	138.0	0.050	152.2
Indicated	354.1	0.040	311.8
Measured + Indicated	492.1	0.043	463.9

_________________

(1)

The Mineral Resource estimates for the Endako Mine set out in the table above have been prepared by Gregory Z. Mosher, P.Geo., Senior Geologist with Wardrop, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured and indicated and are based on the CIM Standards.

(2)	Mineral Resources are reported at a cut-off grade of 0.02% molybdenum.
(3)	Numbers may not add up due to rounding.
(4)	Mineral Resources include Probable Mineral Reserves as of April 15, 2007.

Mining Operations

The Endako deposit is being mined using conventional truck and shovel open pit mining techniques. The operation consists of three adjacent open pits, namely, Endako, Denak West and Denak East. The mine production fleet includes three rotary blast-hole drills, four electric rope shovels, ten 190-ton rear dump haul trucks, four 240-ton haul trucks added in 2008 and miscellaneous support equipment. At the time of the Endako Report, the ore being delivered to the mill was mined solely from the Endako pit. Mining operations moved to the Denak West Pit and in 2008, the ore delivered to the mill was solely from the Denak West pit. Mining has also occurred in the past at the Denak East pit, but the Endako and Denak East pits are currently inactive.

In total, approximately 250 employees currently work in mine, mill and administration. The mining and mill operations work in two 12-hour shifts, one day shift and one night shift. Mill maintenance, mine maintenance and administration personnel work with an 8-hour or 10-hour shift.

The Endako mill is currently capable of processing 10.2 million tonnes of ore annually. The milling process consists of the following: primary crushing either by the in-pit crusher currently located near the Denak East pit or by the crusher located at the surface near the mill, secondary and tertiary crushing; grinding, using rod and ball mills; flotation and leaching; roasting; and tailings disposal. Ore is either hauled by trucks to an in-pit crusher and then conveyed to the mill or hauled directly to a second crusher on surface close to the mill. Crushed ore is sent to the grinding and flotation circuit. Molybdenum concentrate is roasted before being shipped to the market as the final product. Based on the mill records, the average yearly recovery for the mill is 78%. The average roasting recovery is 99.7%.

In the Endako pit, the ore mining costs varied between C$1.148 and C$1.761 per tonne and the waste mining costs vary between C$1.134 and C$2.133 per tonne. In the Denak pit, the ore mining costs vary between C$1.075 and C$1.643 per tonne and the waste mining costs vary between C$1.325 and C$2.000 per tonne. Open pit maintenance costs are included in the mining cost.

The current size and quantity of the mining fleet and supporting equipment is adequate to proceed with an extended mine life at the same production rates. However, the mine and mill equipment are aged and will need replacing or upgrading. Four new 240-ton rear dump haul trucks were added to the fleet in 2008. Plans are in place to purchase a shovel, additional trucks and rotary drills in 2010. To continue working at the same capacity, the mine and mill will have to invest approximately C$74 million in new equipment over the next three years. As the Endako Mine is an ongoing operation, payback is immediate.

In mid-November 2007, a slide occurred at the east end of the south wall of the Endako pit, partially burying a shovel that was mining ore at the affected site. Slides have occurred at Endako in the past and at those times mine personnel have successfully performed remedial work that has allowed the mine to continue to function without long-term interruption. The mill at Endako continued to operate, using ore mined from the mine’s Denak West pit, which was not affected by the slide, and from the mine’s stockpile of ore.

At the time of the slide, some of the ore for the mill was being produced from the Denak West pit. That production was increased, allowing the mine to continue to operate. In March 2008, approval was received from regulatory authorities to resume mining in the Endako pit. Although the Corporation received approval to return to the Endako pit and had proposed an elaborate slope monitoring system, a decision was made to relocate the mining equipment and the in-pit crusher to Denak, and produce from Denak. All of the ore delivered to the mill during 2008 was mined from the Denak West pit, supplemented when necessary, from the mine’s stockpile. Mining in the Endako pit, is part of the long term plan.

To ensure continued flexibility in ore production at Endako, in early 2008, the Corporation decided to purchase four new 240-ton haul trucks for delivery in the summer of 2008 instead of in 2009 as originally scheduled. The trucks were delivered in March, assembled, commissioned and were operating by August. These trucks allow the mine to produce full time from the Denak West pit and to continue the stripping program necessary to maintain orderly mine development. The Corporation also engaged a contractor, beginning in March 2008, to provide loading and hauling of ore and waste until the new trucks were operating. The Corporation also decided to proceed with its previous plans for the installation in late 2008 of an overland conveyor system to haul ore from the Denak West pit to the mill, and the associated movement of the in-pit crusher from the Endako pit to the Denak West pit.

The conveyor system includes two overland conveyors. The first conveyor is 7,700 feet long and second, which discharges into the mill is 1,200 feet long. Both conveyors require a 54-inch wide steel core belt and the first conveyor is powered using four 1250 HP electric motors. The in-pit crusher was relocated to the Denak area in August 2008. Installation of the conveyor tables, structural steel for the head and tail ends of both conveyors, electrical substation and distribution and the belt continued throughout the year. The system was commissioned during January and February 2009, with a start-up in March 2009. At that time, the four haul trucks were parked and the workforce reduced.

Life of Mine Plan

For the nominal pit shell of $10.00 per pound of molybdenum, the mine can provide enough ore to the existing mill for slightly over 27 years, not including stockpile material, at the current milling rate of 10.22 million tonnes of ore per year. This mine life is based on an optimized model for the Endako deposit combining the existing Endako, East Denak and West Denak pits into one “super pit”.

Mineral Processing

The Endako metallurgical facility consists of a concentrator that produces a molybdenite concentrate and a roasting plant that converts the concentrate into molybdenum trioxide (MoO3). The facility has a nameplate capacity of 28,000 tonnes or approximately 31,000 tons per day of ore.

Crushed fine material is stored in six fine ore bins, with 19,000 tonnes of live storage each. The material is withdrawn from the bins, by conveyors, to feed the two-stage grinding circuit that liberates the MoS2 from the host rock for recovery by flotation.

The grinding circuit consists of five parallel rod mill-ball mill circuits. The rod mills operate in open circuit while the ball mills operate in closed circuit with cyclones. In each circuit, the rod mill product discharges into the ball mill discharge pump box, and is pumped to the cyclones together with the ball mill discharge. The cyclone underflow is recycled back to the ball mill, while the overflow is fed to the rougher flotation circuit consisting of five sections – one section per grinding circuit. The particle size in the cyclone overflow is approximately 80% passing 300 microns.

The flotation reagents are added to the grinding circuit and carried through in the cyclone overflow to rougher flotation. No other reagents are added to rougher flotation. The rougher flotation tailings are pumped to the tailings pond. The rougher concentrate from all the sections are collected and pumped to two first flotation columns.

The first column flotation concentrate is pumped to a thickener for dewatering prior to regrinding. The column tailings are upgraded in the first cleaner cells, with the concentrate pumped to the thickener and the tailings recycled to the grinding circuit.

The thickener underflow is reground in two parallel regrind ball mills operating in closed circuit with cyclones. The cyclone underflow is recycled to the regrind mill while the overflow feeds the second cleaners. The second cleaner concentrate is again reground to enhance upgrading in the subsequent cleaner flotation stages, while the tailings are recycled to the first flotation columns.

Following the regrind, the second cleaner concentrate is upgraded in five additional stages of cleaner flotation operating in closed circuit. The concentrate from each stage moves forward to the next cleaner stage while the tailings recycle back to the preceding cleaner stage.

Sodium cyanide is added to the second and third cleaner stages to depress copper and to improve the flotation concentrate grade.

The final concentrate from 7th cleaner flotation is dewatered in a thickener. The thickener overflow is recycled to the plant as process water. The thickener underflow is leached, dried then roasted to finish product.

Roasters

There are two roasters installed at Endako. One is decommissioned and would require capital expense to re-commission, including a possible requirement for additional waste gas scrubbing.

The operating roaster is a conventional multiple hearth, rotary grate type. The yield for conversion is in the range of 98% and typical for this type of operation. Losses are attributed to entrained dust reporting to the waste gas stream. The waste gas is treated in a conventional packed tower scrubbing system to remove particulates to permitted discharge levels. The cleaned gas stream is discharged from the scrubbing system in ductwork to a short steel discharge stack.

The unit in operation typically operates in the range of 14,000 to 16,000 kilograms or 31,000 to 35,000 pounds of molybdenum per day with an average availability in the range of 90%. At current head grades and mill yield this is sufficient to process the mill concentrate production.

The roasted molybdenum trioxide is leached using hydrochloric acid to remove bismuth and lead before packaging for shipment.

Endako Mine Expansion Plan

On March 13, 2008, the Board of Directors approved plans to expand capacity at the Endako Mine from approximately 31,000 to 55,000 tons of ore per day beginning in 2010 (the “Endako Expansion”). The Endako Expansion also involves a needed modernization of the mill, which has been in operation since 1965, to ensure an efficient processing operation at Endako for the long term. The Corporation originally estimated that the capital expenditures related to the Endako Expansion during the period 2008 to 2010 would be C$280 million (the Corporation’s 75% of the feasibility study estimate of C$373.6 million) plus ongoing sustaining capital spending. The details of the Endako Expansion are contained in the NI 43-101 report for Thompson Creek entitled “Technical Report on the Endako Expansion, Central British Columbia, Canada” dated December 14, 2007 and filed on SEDAR.

In December 2008, the Corporation reduced planned capital expenditures by the postponement of the completion of the Endako Expansion in response to the sharp decline in the molybdenum price. To December 31, 2008, approximately $43 million, the Corporation’s 75% share, had been expended on the project primarily on engineering work and major equipment. In addition, the Corporation’s 75% share of the additional capital commitments in 2009, largely relating to delivery of previously ordered equipment, is estimated at approximately

$22 million. Arrangements have been made for the storage of equipment pending resumption of the development. Before the development is resumed, the Corporation will undertake a full cost review given the change in economic conditions.

The mill expansion includes the installation of a new grinding circuit consisting of semi-autogenous grinding (SAG) and ball mills and a modern flotation circuit. The result will be a more cost-efficient mill with fewer mechanical items and with the ability to handle a variety of ore more easily and achieve greater recoveries than the existing mill. The capital expenditures will also include the acquisition of new trucks and other equipment to supply the mill with a higher volume of ore.

Annual molybdenum production as a result of the Endako Expansion (of which the Corporation will receive 75%) is expected initially to be about 17 million pounds and will decline within two years of the start up to approximately 16 million pounds. In the absence of an expansion, annual molybdenum production would be expected to fall to about 8 million pounds by 2012 and remain at approximately that level.

Markets

Molybdenum’s most common mineral is MoS2 which is mined as both a primary ore or as a by-product mineral in copper mining. Approximately 75% of molybdenum is used for high-strength and temperature resistant steel alloys or as a substitute for nickel in steel alloying. MoS2 is also used as a high temperature lubricant, due to its favourable atomic structure.

The addition of molybdenum enhances the strength, toughness, wear or corrosion resistance of alloys. They are used in major industries including transportation, process equipment manufacturing, oil well drilling and the manufacturing of petroleum and gas pipelines.

Molybdenum metal and superalloys are used in applications which require materials with high melting points, high-temperature structural strength and corrosion resistance. Such applications include industrial furnaces, lighting components, aircraft and stationary turbine engines.

The molybdenum chemicals produced are used as catalysts, lubricants, flame-retardants, corrosion inhibitors and pigments. One catalyst which is growing in importance is used in the de-sulphurization and de-metallization of crude oils as they are being refined.

Contracts

Production from the Endako Mine is sold primarily under annual supply contracts with consumers who are steel, molybdenum metal product and chemical and petroleum catalyst manufacturers. These annual contracts typically have quantities with fixed purchase volumes, with the sales price established by negotiated terms and conditions, referencing published molybdenum prices in various metal trade publications at or near the date of the molybdenum sale. Some of the molybdenum is sold on a spot sales basis, based upon negotiated prices. A small amount of sales is also completed on the basis of long-term, multi-year sales contracts.

The Endako Mine is a fully integrated producer with the majority of its finished molybdenum produced from material mines, milled and roasted to saleable molybdenum trioxide on site. In addition, small quantities of third party concentrates are purchased under negotiated arm’s length contracts and purchase agreements.

Mount Emmons Project, Colorado

On August 19, 2008 the Corporation’s wholly-owned subsidiary, Thompson Creek USA, entered into an option agreement with U.S. Energy Corp. (“USE”) (the “Option Agreement”) that gives Thompson Creek USA an option to acquire up to 75% in USE's Mount Emmons molybdenum property in Gunnison County, Colorado (the “Mount Emmons Project”). The Option Agreement has been assigned to Thompson Creek USA’s wholly-owned subsidiary Mt. Emmons Moly Company ("Mt. Emmons Moly"). Under the Option Agreement, Mt. Emmons Moly has made a $500,000 payment to USE upon signing. Unless the Option Agreement is sooner terminated, Mt. Emmons Moly will pay $1 million annually to USE for six years beginning January 1, 2009 and ending January 1, 2014. The initial payment was made in January 2009. Mt. Emmons Moly, as the project manager, will direct additional funds towards the assessment, environmental permitting, exploration and development of the property. Mt. Emmons Moly can earn the right to acquire a 15% interest in the project by spending a total of $15 million on the project, including the direct payments to USE, by June 30, 2011. Mt. Emmons Moly can exercise this right for up to 36 months after spending such amount. To earn a 50% interest, Mt. Emmons Moly must spend a cumulative total of $50 million by July 31, 2018. After obtaining a 50% interest, Mt. Emmons Moly may elect to form a 50-50 joint venture with USE for further development, or may choose to raise its interest up to 75% by incurring an additional $350 million in project expenditures, for a cumulative total $400 million in expenditures and payments. If the price of molybdenum drops below $12.50 for 12 consecutive weeks, the agreement contains a force majeure provision which allows a suspension of the required payments under the Option Agreement (excluding the minimum payments to USE) without terminating such agreement. If the Corporation terminates the agreement during the option period, there would be no further obligations under the agreement except that advance or shortfall payments made to that date are forfeited and the Corporation remains obligated to maintain the property in good standing for a period of three months thereafter. Mt. Emmons Moly has the right to withdraw from the project and associated payment commitments at any time for any reason. Mt. Emmons Moly will not assume any existing liabilities on or related to the property until it exercises its right to acquire an ownership interest in the property.

The property is currently held and controlled (100%) by USE. The transaction entered into with USE allows the Corporation to earn its interest in the property by spending money to develop the project over a period of up to 10 years. The Corporation will review the details of the project and take a fresh look at all aspects of the previously planned development, and will seek the input of the residents of the County.

The Mount Emmons Project is one of the largest, high-grade, undeveloped primary molybdenum deposits in the world. The deposit is located beneath the surface of Mount Emmons, which is in Gunnison County three miles northwest of Crested Butte, Colorado. The project area is comprised of approximately 5,400 acres of patented and unpatented mining claims and mill site claims.

Exploration activity conducted in the 1970s led to the discovery of the deposit. By 1983, an estimated $150 million had been reportedly spent on the property acquisition, water rights, exploration, ore body delineation, mine planning, metallurgical testing and other activities involving the mineral deposit. A 1998 historical resource estimate based on the concept of underground mining with a 6,000 ton per day mill was summarized in an April 10, 2007 Behre Dolbear & Company Inc. technical report filed on SEDAR by Kobex Resources Ltd. It showed a historical mineral resource of 166,654,000 tons grading 0.38% MoS2 (0.228% Mo) at a cut-off grade of 0.2% MoS2 (0.12% Mo). This resource contains 760 million pounds of molybdenum (Mo). The historical resource estimate was delineated by a total of approximately 157,000 feet of core drilling on the property. The historical estimates are the most recent estimates available, and the Corporation believes them to be relevant. However, the estimates should not necessarily be relied upon. Thompson Creek has not done the work necessary to have the historical estimates verified by a qualified person. The historical estimates were prepared under CIM standards in 1998, however it does not meet the current CIM Definition Standards on Mineral Resources and Mineral Reserves adopted in 2005 and the historical resource classification has also not been further categorized into measured and indicated mineral resources. The Mount Emmons Project is not a material property and the Corporation is not treating the historical estimates as a current mineral resource estimate under NI 43-101.

Davidson Project, British Columbia

The Davidson Project is located on the east flank of Hudson Bay Mountain, nine kilometres or six miles northwest of Smithers in west-central British Columbia. Molybdenum was first discovered at Davidson in 1944. There have been several mineral resource estimates completed over the years, all with similar results.

The following table sets forth the estimated Mineral Resources for the Davidson Project as of April 10, 2007:

Measured and Indicated Mineral Resources (1) (2)

Category	Tonnes (millions)	Molybdenum Grade (%)	Contained Molybdenum (millions of pounds)

Measured	45.9	0.180	182.0
Indicated	31.3	0.154	106.0
Measured + Indicated	77.2	0.169	288.0

_________________

(1)	The Mineral Resources are classified as measured and indicated, and are based on the CIM Standards.
(2)	Mineral Resources are reported at a cut-off grade of 0.12% molybdenum.

The environmental application for the Davidson Project was filed with the Province of British Columbia in September 2008. In November 2008, the Corporation decided that, while permitting for the Davidson Project would continue to be pursued, development of the Davidson Project would be deferred until economic conditions improve.

DIVIDENDS

The Corporation has not declared or paid any dividends on its Common Shares since the date of its formation. The Corporation intends to retain its earnings, if any, to finance the growth and development of its business and has no present intention of paying dividends or making any other distributions in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares (“Preferred Shares”) issuable in series.

Common Shares

As of the date hereof, 122,253,257 Common Shares were issued and outstanding were issued and outstanding. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preferred Shares

As of the date hereof, no Preferred Shares were issued and outstanding. Holders of Preferred Shares have priority in payments of dividends, return of capital and in distribution of assets in the event of liquidation, dissolution or wind-up of the Corporation. They are entitled to receive fixed, cumulative and preferential dividends when declared by the Board. Holders of Preferred Shares are not entitled as of right to subscribe for or purchase or receive any issue of shares of the Corporation. The Board may not create a class of shares ranking in priority to the Preferred Shares without the approval of the holders of Preferred Shares.

TRADING PRICE AND VOLUME

Common Shares

The Common Shares are listed and posted for trading on the TSX under the symbol “TCM”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume

January 2008	17.60	12.65	33,332,806
February 2008	20.35	14.46	22,796,787
March 2008	20.50	15.66	20,375,746
April 2008	23.25	17.44	22,170,061
May 2008	24.00	20.22	20,302,819
June 2008	22.49	19.05	14,106,959
July 2008	20.05	14.75	20,548,737
August 2008	17.81	13.06	20,303,825
September 2008	16.08	9.31	29,995,849
October 2008	10.04	5.98	36,380,035
November 2008	7.63	3.20	60,023,896
December 2008	4.99	3.15	43,407,581
____________________________

The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2008 was C$4.90 and on March 27, 2009 was C$5.29.

Warrants

The common share purchase warrants of the Corporation (exercise price of C$9.00, expiring on October 23, 2011) (the “Warrants”) are listed and posted for trading on the TSX under the symbol “TCM.WT”. The following table sets forth information relating to the trading of the Warrants on the TSX for the months indicated:

Month	High (C$)	Low (C$)	Volume

January 2008	10.35	6.09	2,564,105
February 2008	13.24	7.76	878,492
March 2008	13.15	8.30	318,414
April 2008	15.28	10.45	825,183
May 2008	16.00	12.65	1,082,265
June 2008	14.40	11.55	650,852
July 2008	12.25	7.75	426,704
August 2008	9.34	6.05	1,155,001
September 2008	9.00	3.91	1,491,853
October 2008	4.20	1.55	1,813,099
November 2008	2.25	0.51	2.197,230
December 2008	1.19	0.55	2,875,392

__________________

The price of the Warrants as quoted by the TSX at the close of the business on December 31, 2008 was C$1.10 and on March 27, 2009 was C$1.15.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position(s) held with the Corporation and principal occupation of each person who is a director and/or an officer of the Corporation.

Name, Province/State and Country of Residence	Position(s) with the Corporation	Principal Occupation

Kevin Loughrey Colorado, United States	Chairman, Chief Executive Officer and a Director (director since November 2006)	Chairman and Chief Executive Officer of Thompson Creek

Ian J. McDonald Ontario, Canada	Vice Chairman and a Director (director since April 1997)	Vice Chairman of Thompson Creek; Co-Chairman of Stonegate Agricom Ltd. (private company involved in mining industry investment)

Timothy J. Haddon (2)(3) Colorado, United States	Lead Director (director since December 2007)

President and Chief Executive Officer of International Natural Resource Management Co. (private company involved in mining industry investment and consultation), and Chairman of Anatolia Minerals Development Limited (mineral exploration company)

Denis C. Arsenault (1)(2) Ontario, Canada	Director (director since May 2005)	Corporate Director

James L. Freer (1) Washington, United States	Director (director since August 2008)	Corporate Director

James P. Geyer (1)(3) Washington, United States	Director (director since May 2007)	Senior Vice President and Director of Gold Reserve Inc. (mineral development company)

Kerry J. Knoll (2) Ontario, Canada	Director (director since April 1997)	Co-Chairman of Stonegate Agricom Ltd. (private company involved in mining industry investment)

Thomas J. O’Neil (3) Arizona, United States	Director (director since January 2008)	Corporate Director

Pamela L. Saxton Colorado, United States	Chief Financial Officer and Vice President, Finance	Chief Financial Officer and Vice President, Finance of Thompson Creek

Kenneth W. Collison British Columbia, Canada	Chief Operating Officer	Chief Operating Officer of Thompson Creek

Gordon Clark British Columbia, Canada	Vice President and General Manager, Endako Mine	Vice President and General Manager, Endako Mine of Thompson Creek
Larry D. Clark Arizona, United States	Vice President and General Manager, Mount Emmons Project	Vice President and General Manager, Mount Emmons Project of Thompson Creek
Robert Dorfler Pennsylvania, United States	Vice President and General Manager, Langeloth Metallurgical Facility	Vice President and General Manager, Langeloth Metallurgical Facility of Thompson Creek

Dale Huffman Colorado, United States	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of Thompson Creek

Robert Jacko British Columbia, Canada	Vice President and General Manager, Projects	Vice President and General Manager, Projects of Thompson Creek

Name, Province/State and Country of Residence	Position(s) with the Corporation	Principal Occupation

Lorna D. MacGillivray Ontario, Canada	Assistant Secretary	Assistant Secretary of Thompson Creek

Kent Watson Idaho, United States	Vice President and General Manager, Thompson Creek Mine	Vice President and General Manager, Thompson Creek Mine of Thompson Creek

Mark Wilson Colorado, United States	Vice President, Sales and Marketing	Vice President, Sales and Marketing of Thompson Creek

Bruce R. Wright Colorado, United States	Vice President, Development	Vice President, Development of Thompson Creek

____________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation and Governance Committee.
(3)	Member of the Environmental, Health and Safety Committee.

The principal occupations of each of the Corporation’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

Kevin Loughrey – Chairman, Chief Executive Officer and Director. Mr. Loughrey is currently Chairman of the Board and Chief Executive Officer of the Corporation. In this capacity, Mr. Loughrey has overseen the activities of the Corporation since the Thompson Creek Acquisition in 2006. During that time, the Corporation was successfully listed on the New York Stock Exchange in November of 2007 and achieved record revenues of $1 billion in 2008. Mr. Loughrey was the President of Thompson Creek Metals Company and as such was responsible for all of the Thompson Creek operations. He was the principle negotiator, on behalf of the Thompson Creek shareholders, of the Thompson Creek Acquisition. Mr. Loughrey has also been the Senior Vice President and General Counsel for First Dynasty Mines Ltd. and Cyprus Minerals Company. Mr. Loughrey was responsible for complex legal matters including several major acquisitions, listing Cyprus on the New York Stock Exchange, and was prominent in the 1993 merger of Cyprus with Amax Metals Company. Mr. Loughrey has 30 years of experience in the mining business. Mr. Loughrey holds a Bachelor of Arts from Colorado State University and a law degree from the University of Houston.

Ian J. McDonald – Vice Chairman and Director. Mr. McDonald is currently the Co-Chairman of the Board of the Corporation. He is also Co-Chairman of Stonegate Agricom Ltd., a private company involved in mining industry investment. He has held various positions with the Corporation since February 2005, including Executive Chairman, Chairman, President and Chief Executive Officer. He was also Chairman of the Board of Glencairn Gold Corporation (now Central Sun Mining Inc.) from 1988 to 2006 and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. (now Goldcorp Inc.) for 11 years until 2001, guiding it from a junior explorer into the only successful Canadian heap leach miner. Mr. McDonald has more than 25 years experience in the resource sector in progressively more senior roles as financial adviser, company founder, senior executive and board chairman of junior and intermediate mining companies. He graduated from Toronto’s Ryerson University Business Program in 1977. He joined Richardson Greenshields (now integrated into RBC Dominion Securities) in 1981 and established himself as one of the firm’s top investment advisers and a specialist in derivatives. In 1986, he joined Yorkton Securities Inc. as an investment adviser, specializing in mining issues, and soon became one of the firm’s leading investment advisers for medium to high net worth clients. His direct involvement in the mining industry began in 1987 with the founding of Glencairn Gold Corporation.

Timothy J. Haddon – Lead Director. Mr. Haddon is currently the President, Chief Executive Officer, a director and 50% owner of International Natural Resource Management Co., a private company which invests in and provides consulting services to the mining industry. He is also Chairman of Anatolia Minerals Development Limited, a TSX-listed exploration company. Prior thereto, from October 1997 to December 2002, he was President and Chief Executive Officer of Archangel Diamond Corporation, from April 1994 to June 1997, he held various positions with First Dynasty Mines Ltd., the latest being Chairman and Chief Executive Officer, and, from June

1989 to March 1994, he was President and Chief Executive Officer of Amax Gold Inc. He holds a Bachelor of Science in Mining Engineering from the Colorado School of Mines.

Denis C. Arsenault – Director. Mr. Arsenault was the Chief Financial Officer of Central Sun Mining Inc. (formerly Glencairn Gold Corporation) until March 26, 2009. Prior thereto, from 2001 to 2006, he was Vice President, Finance and Chief Financial Officer of Orbus Pharma Inc. Mr. Arsenault has held senior financial positions in a range of sectors, including mining and resources, communications, truck trailer manufacturing and life sciences. He began his career with KPMG in 1981, later joining Maclean Hunter Ltd.’s Key Radio Limited. In 1985, he founded Wasserman Arsenault, Chartered Accountants, and in 1995 became Vice President, Finance and Chief Financial Officer for Mond Industries (Trailmobile Canada Ltd.). Mr. Arsenault holds a Bachelor of Commerce from the University of Toronto. Mr. Arsenault is a Chartered Accountant with more than 25 years experience.

James L. Freer – Director. Mr. Freer is a Certified Public Accountant and recently retired from Ernst & Young LLP, one of the largest global audit and accounting firms after serving in various positions for 38 years including Managing Partner of the Northwest Area (Seattle) from 1991 to 1995 and the Pacific Southwest Area (Los Angeles) from 1995 to 2000. From 2000 until his retirement, Mr. Freer was one of 20 members on the Ernst & Young Americas Executive Board, which is responsible for governance and strategy, and one of 12 members of the Americas Operations Committee. He also served as Americas Vice-Chair with lead responsibility for all aspects of the firm's people focus, including compensation, technical and other training, policies, culture, retention, and development. Mr. Freer holds a Bachelor of Science in Business Administration from Central Washington University.

James P. Geyer– Director. Mr. Geyer is currently Senior Vice President and Director of Gold Reserve Inc., a TSX-listed mineral development company. Prior thereto, from March 1987 to January 1997, he held various positions with Pegasus Gold Corporation, the latest being Vice President, Operations. From 1975 to 1987, Mr. Geyer held various positions with AMAX Metals Company. Mr. Geyer holds a Bachelor of Science in Mining Engineering from the Colorado School of Mines. Mr. Geyer has 35 years of experience in the mining business.

Kerry J. Knoll – Director. Mr. Knoll is Co-Chairman of Stonegate Agricom Ltd. a private company involved in mining industry investment. He co-founded Blue Pearl Mining Ltd. (now the “Corporation”), with Ian McDonald. He was also the co-founder of Glencairn Gold Corporation (now Central Sun Mining Inc.) and Wheaton River Minerals Ltd. (now Goldcorp Inc.). He served in various capacities with these companies for the past 20 years, including President and/or Chairman. He now serves on the board of several mining companies. Other accomplishments during his career include terms as the editor of both The Northern Miner Magazine and the Canadian Mining Journal. Mr. Knoll holds an undergraduate degree from the University of Alberta and a Bachelor of Applied Arts in Journalism from Ryerson University.

Thomas J. O’Neil – Director. Mr. O’Neil was, until October 2008, a director of Fording Inc. and has served in senior executive positions at major mining companies including Cleveland-Cliffs Inc., where he was President and Chief Operating Officer from 2000 to 2003, Executive Vice President, Operations from 1994 to 1999) and Senior Vice President, Technical from 1991 to 1994). From 1981 to 1985, he was Manager, New Business Development, Amoco Metals Company, and from 1985 to 1991, he served in senior positions with Cyprus Minerals Company, including: Copperstone Project Manager, Cyprus Gold; Vice President, Cyprus Gold Australia; Vice President and General Manager, Cyprus Sierrita; and Vice President, Engineering and Development, Cyprus Copper. Mr. O’Neil obtained a Ph.D. in Mining Engineering with a minor in finance from the University of Arizona in 1972 and subsequently was a Professor and Head of the university’s Department of Mining and Geological Engineering. While on the faculty of the University of Arizona, he consulted for a wide variety of clients including industry, U.S. Government and Indian tribes on taxation, royalties and mine evaluation.

Pamela L. Saxton – Chief Financial Officer and Vice President, Finance. Ms. Saxton joined the Corporation on August 4, 2008 and became Chief Financial Officer and Vice President, Finance on October 16, 2008. Ms. Saxton has over 30 years of domestic and international finance and accounting experience within and outside the mining industry. She was previously Vice President, Finance -- U.S. Operations for Franco-Nevada U.S. Corporation, located in Highlands Ranch, Colorado. Prior to joining Franco-Nevada in 2007, Ms. Saxton was the Vice President and Chief Financial Officer of Colorado-based NewWest Gold Corporation. From 2004 to 2006, she was with First Data Corporation as Vice President and Controller -- Payments Division in Englewood, Colorado. Ms. Saxton also served as Vice President Finance, Corporate Controller and Chief Accounting Officer of J.D. Edwards & Company in Denver from 1994 to 2003. Prior to that, she was Vice President and Controller of Amax Gold, Inc. and Assistant Controller of Cyprus Amax Minerals Company from 1987 to 1994. Ms. Saxton holds a Bachelor of Science in Accounting from the University of Colorado in Boulder. She is a member and past Chair of the Board for the Colorado Association of Commerce and Industry and a member of the Board of Advisors to the Business School at the University of Colorado at Denver.

Kenneth W. Collison – Chief Operating Officer. Mr. Collison is currently the Chief Operating Officer of the Corporation. He has had more than 20 years of senior responsibility for mining operations and environmental affairs. Prior to joining the Corporation in 2005, Mr. Collison was Engineering Manager for the State of Alaska’s Transportation Department, with particular emphasis on highway and marine terminal projects and Environmental Impact studies. He has also served as Vice President and General Manager for Coeur d’Alene Mines (Alaska), Vice President of Crandon Mining Corp., a zinc-lead mine in Wisconsin owned by Rio Algom Limited and Exxon Coal and Minerals, and President of Rio Kemptville Tin Company, Rio Algom’s East Kemptville tin project in Nova Scotia. Mr. Collison holds a Bachelor of Science in Mining Engineering and a Masters of Engineering in Mining from the University of Saskatchewan.

Gordon Clark – Vice President and General Manager, Endako Mine. Mr. Clark joined the Corporation in 1997 and is currently Vice President and General Manager, Endako Mine. Mr. Clark has over 35 years experience in the mining industry. He has worked with international mining companies and an engineering consulting company and has been involved in many projects from exploration through the feasibility stage, environmental review, regulatory approvals, construction, commissioning and operations. Before joining the Corporation, Mr. Clark was General Manager of Operations at Areva’s McLean Lake uranium project in Northern Saskatchewan, Manager of Mining for the engineering firm Kilborn Western Inc. located in Saskatchewan and Manager, Mine Development for Cameco Ltd., a large uranium mining company, based in Saskatchewan. He has worked in various other positions including Mine Production Foreman, Project Engineer and Chief Mine Engineer. Mr. Clark holds a Bachelor of Science, Mining Engineering degree from the Colorado School of Mines and is a registered Professional Engineer in the Province of British Columbia, Canada.

Larry D. Clark – Vice President and General Manager, Mount Emmons Project. Mr. Clark joined the Corporation in August 2008 and is currently Vice President and General Manager, Mount Emmons Project. He has over 30 years experience in the mining industry in a variety of legal, operating, business development and executive positions. He spent over 15 years in a variety of legal positions, both in private practice and in corporate legal departments, representing mining companies and mining clients in a wide array of mining and public land law matters. More recently, Mr. Clark held a variety of operating executive positions in publicly-held mining companies. While with Cyprus Minerals and Cyprus Amax, he held the positions of Vice President of Mexican Operations, Vice President Zinc, Vice President and General Manager Pinos Altos and Vice President - International Business Development. While with Cyprus Amax, he led the team that successfully bid for the operating Cerro Verde Mine, one of the earliest and most complex Peruvian government mining sector privatizations. As a member of Amax Gold’s executive management team, he led the group that built and operated the Kubaka Mine in Far East Russia, the first foreign owned mine built in Russia after the fall of the Soviet Union. Mr. Clark holds a Bachelor of Science, Master of Business Administration and law degree, all from the University of Arizona in Tucson.

Robert Dorfler – Vice President and General Manager, Langeloth Metallurgical Facility. Mr. Dorfler has been the manager at Langeloth Metallurgical Company for 16 years and is currently Vice President and General Manager, Langeloth Metallurgical Facility. Prior to that Mr. Dorfler performed various engineering and manager assignments for mining, petroleum and engineering companies. A graduate of the Colorado School of Mines, he has over 40 years of experience in the mineral industry. Mr. Dorfler has authored or co-authored several technical papers related to molybdenum processing.

Dale Huffman – Vice President, General Counsel and Secretary. Mr. Huffman is currently Vice President, General Counsel and Secretary of the Corporation. Mr. Huffman joined the Corporation in November 2006. He has over 25 years of in-house and outside counsel experience in the mining industry representing a wide variety of corporate clients both domestic and international. His areas of expertise include contract structuring and negotiation, financing, anti-trust compliance, environmental compliance, litigation defense, mergers and acquisitions, securities, and human resources law. He earned his law degree at UCLA.

Robert Jacko – Vice President and General Manager, Projects. Mr. Jacko is currently Vice President and General Manager, Projects of the Corporation.  Mr. Jacko joined the Corporation in August 2008. He has over 30 years of experience in the mining industry in both Canada and the United States. Prior to joining the Corporation, Mr. Jacko was the General Manager of Pogo Mine in Alaska, for Teck Cominco Ltd. from 2004 until 2008. From 1996 to 2004, Mr. Jacko held the position of General Manager at the Polaris Mine, Sullivan Mine and Red Dog Mine. Mr. Jacko held various operating and engineering positions with Falconbridge and Minnova Inc. between 1977 and 1989.  Mr. Jacko holds a mining engineering degree from Michigan Technological University.

Lorna D. MacGillivray – Assistant Secretary. Ms. MacGillivray is currently the Assistant Secretary of the Corporation. Until January 31, 2008, she was also the Corporate Secretary and General Counsel of Central Sun Mining Inc. (formerly Glencairn Gold Corporation). She has 25 years of in-house and corporate secretarial experience for mining companies, including Central Sun Mining Inc., Campbell Resources Inc., Zemex Corporation and Northgate Exploration Limited. Ms. MacGillivray received undergraduate degrees from Mount Allison University and Queens University and earned her LL.B. from the University of New Brunswick before being called to the bar by The Law Society of Upper Canada in 1983.

Kent Watson – Vice President and General Manager, Thompson Creek Mine. Mr. Watson joined the Corporation as Vice President and General Manager of the Thompson Creek Mine in September of 1997. He has over 32 years experience in the surface mining business in copper, molybdenum, and coal. Mr. Watson spent 17 years with the former Cyprus Mineral Corp at mines in Colorado, Arizona and Idaho. He served in managerial positions in solvent extraction/electrowinning copper production, mine maintenance, mine operations, and engineering. Prior to his experience with Cyprus Mr. Watson worked for two surface coal mining companies as chief engineer, operations superintendent, and maintenance superintendent. Previous employers include: Utah International, General Electric, Getty Minerals, Texaco Minerals, Cyprus Minerals, and Cyprus Amax. He holds a degree in Civil Engineering from Colorado State University. He is a long standing member of the Society for Mining, Metallurgy & Exploration a member of the Northwest Mining Association, and serves on the Board of the Idaho Mining Association.

Mark Wilson – Vice President, Sales and Marketing. Mr. Wilson joined Thompson Creek Metals Company in 2005 and currently is Vice President, Sales and Marketing for the Corporation. Having worked for more than 20 years in the mining industry, Mr. Wilson has extensive experience in marketing, business development and finance. Prior to joining Thompson Creek, he consulted for Climax Molybdenum Company on new product development (2001-2002) and served as President, Chief Executive Officer and Chief Financial Officer for Goldbelt Resources Ltd., a Canadian public company focused on mineral exploration in Kazakhstan (1996-1999). From 1981 to 1996, he was employed by Cyprus Amax Minerals Company in increasingly responsible roles including Vice President of Business Development and Manager of Molybdenum Marketing. Mr. Wilson holds a B.S. in Geology and Geophysics from Yale University and a M.A. in Law and Diplomacy from the Fletcher School of Law and Diplomacy.

Bruce R. Wright – Vice President, Development. Mr. Wright joined Thompson Creek Metals Company in May 1995 and has served as Vice President, Development since May 2007. He has over 30 years’ experience in the minerals industry. From 1989 to 1995, he was a Manager of Business and Project Development for Cyprus Amax Minerals Company and its Cyprus Copper division. Prior thereto, in 1988, he was Assistant to the President of Cyprus Foote Minerals Company and Vice President and General Manager of Beryllium Development for Cyprus Metals Company in 1987. From 1974 to 1986, Mr. Wright worked for Amoco Minerals Company and Cyprus Minerals Company in various mineral evaluation, financial and operations capacities. Mr. Wright holds a metallurgical engineering degree from Montana School of Mines and an M.B.A. from Arizona State University.

Directors are elected at each annual meeting of Thompson Creek’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

As at March 27, 2009, the directors and officers of Thompson Creek, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,469, 862 Common Shares, representing approximately

1.2% of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and officers of Thompson Creek as a group is based upon information furnished by the directors and officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Corporation is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially control of the Corporation, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Thompson Creek’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential conflicts of interest between Thompson Creek and any director or officer of Thompson Creek, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that a conflict may arise between their duties as a director or officer of Thompson Creek and their duties as a director or officer of such other companies. See "Risk Factors" page 16.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since January 1, 2006, no director, executive officer or 10% shareholder of the Corporation or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Equity Transfer & Trust Company at its principal offices in Toronto, Ontario.

The warrant agent for the Warrants is Equity Transfer & Trust Company at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

The Corporation did not enter into any material contracts within the financial year ended December 31, 2008 or before such time that are still in effect, other than in the ordinary course of business.

INTERESTS OF EXPERTS

The following table sets out the individuals who are the qualified persons as defined by NI 43-101 in connection with the Mineral Resource and Mineral Reserve estimates for the Corporation’s mineral projects on a property material to the Corporation set out opposite their name(s) and contained in this annual information form:

Mineral Property	Qualified Person

Thompson Creek Mine – Reserve Estimate	Kenneth W. Collison, P.Eng., Chief Operating Officer of the Corporation

Thompson Creek Mine – Resource Estimate	William E. Roscoe, P.Eng., Scott Wilson Roscoe Postle Associates Inc.

Endako Mine – Reserve Estimate	Kenneth W. Collison, P.Eng., Chief Operating Officer of the Corporation

Endako Mine – Resource Estimate	Gregory Z. Mosher, P.Geo., Wardrop Engineering Inc.

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to the Corporation’s mineral projects on a property material to the Corporation contained in this annual information form has been derived:

1.

Thompson Creek Mine – William E. Roscoe, Ph.D., P.Eng., Consulting Geologist at SWRPA, John T. Postle, M.Sc., P.Eng., Consulting Mining Engineer at SWRPA, Pierre C. Pelletier, M.Sc., P.Eng., Environmental Consultant and President of Rescan prepared a NI 43-101 report for Thompson Creek entitled “Technical Report on the Mineral Resources and Mineral Reserves of the Thompson Creek Molybdenum Mine, Central Idaho, U.S.A. prepared for Thompson Creek Metals Company Inc.” dated October 30, 2007.

2.

Endako Mine – Gregory Z. Mosher, P.Geo., Senior Geologist with Wardrop Engineering Inc. prepared a NI 43-101 report for Thompson Creek entitled “Technical Report on the Endako Mine British Columbia, Canada” dated May 29, 2007.

Each of such reports is available on SEDAR at www.sedar.com and a summary of such reports is contained in this annual information form under “Description of the Business”.

None of the aforementioned firms or persons held any securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

PricewaterhouseCoopers LLP are the independent auditors of the Corporation.

AUDIT COMMITTEE

The Corporation’s Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s external auditors. The committee is also responsible for reviewing the Corporation’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Corporation.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointments and reporting to the Corporation’s board of directors. A copy of the charter is attached hereto as Schedule “A”.

The members of the Corporation’s current Audit Committee are Messrs. Arsenault (Chairman), Freer, and Geyer, each of whom are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”). In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under NI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Corporation and that they are not affiliated with the Corporation. The meaning of independence under NI 52-110 is set out in Appendix A to the Audit Committee’s charter.

The Audit Committee met four times in 2008. Each of Messrs. Arsenault, Freerand Geyer were present at all meetings when they were members of the Audit Committee. Mr. Arsenault attended all four meetings, Mr. Freer attended one meeting following his appointment to the Audit Committee in August 2008 and one meeting the day prior to his appointment to the Audit Committee and Mr. Geyer attended all four meetings. Prior to stepping down from the Audit Committee in August, 2008, Mr. Haddon attended three meetings.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

Denis C. Arsenault – Mr. Arsenault was the Chief Financial Officer of Central Sun Mining Inc. (formerly Glencairn Gold Corporation) until March 26, 2009. Prior thereto, from 2001 to 2006, he was Vice President, Finance and Chief Financial Officer of Orbus Pharma Inc. Mr. Arsenault has held senior financial positions in a range of sectors, including mining and resources, communications, truck trailer manufacturing and life sciences. He began his career with KPMG in 1981, later joining Maclean Hunter Ltd.’s Key Radio Limited. In 1985, he founded Wasserman Arsenault, Chartered Accountants, and in 1995 became Vice President, Finance and Chief Financial Officer for Mond Industries (Trailmobile Canada Ltd.). Mr. Arsenault holds a Bachelor of Commerce from the University of Toronto and is a Chartered Accountant with more than 25 years experience.

James L. Freer – Director. Mr. Freer is a Certified Public Accountant and recently retired from Ernst & Young LLP, one of the largest global audit and accounting firms after serving in various positions for 38 years including Managing Partner of the Northwest Area (Seattle) from 1991 to 1995 and the Pacific Southwest Area (Los Angeles) from 1995 to 2000. From 2000 until his retirement, Mr. Freer was one of 20 members on the Ernst & Young Americas Executive Board, which is responsible for governance and strategy, and one of 12 members of the Americas Operations Committee. He also served as Americas Vice-Chair with lead responsibility for all aspects of the firm's people focus, including compensation, technical and other training, policies, culture, retention, and development. Mr. Freer holds a Bachelor of Science in Business Administration from Central Washington University.

James P. Geyer– Mr. Geyer is currently Senior Vice President and Director of Gold Reserve Inc., a TSX-listed mineral development company. Prior thereto, from March 1987 to January 1997, he held various positions with Pegasus Gold Corporation, the latest being Vice President, Operations. Mr. Geyer holds a

Bachelor of Science in Mining Engineering from the Colorado School of Mines and has 35 years of experience in the mining business.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-

approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Corporation’s external auditors for the financial year ended December 31, 2008 were $1,373,991 (for the financial year ended December 31, 2007 – $791,600).

Audit-Related Fees

The aggregate audit-related fees billed by the Corporation’s external auditors for the financial year ended December 31, 2008 were $115,345 (for the financial year ended December 31, 2007 – 184,201).

Tax Fees

The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Corporation’s external auditors for the financial year ended December 31, 2008 were $299,822 (for the financial year ended December 31, 2007 – $101,624).

All Other Fees

The aggregate non-audit fees billed by the Corporation’s external auditors for the financial year ended December 31, 2008 were $28,732 (for the financial year ended December 31, 2007 – $163,434).

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com; or on Thompson Creek’s website at www.thompsoncreekmetals.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular of the Corporation to be prepared in connection with the Corporation’s annual meeting of shareholders scheduled to be held on May 7, 2009 which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2008.

SCHEDULE “A”

THOMPSON CREEK METALS COMPANY INC.

AUDIT COMMITTEE CHARTER

I.	PURPOSE

The Audit Committee is a committee of the Board of Directors of Thompson Creek Metals Company Inc. (the “Company”). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and to the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:

●

overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

●

recommending the appointment and reviewing and appraising the audit work of the Company’s independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

●

serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

●	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.

II.	COMPOSITION AND MEETINGS

The Audit Committee shall be comprised of at least three directors. Unless otherwise authorized by the Board of Directors, each Committee member shall be “independent” as such term is defined in Appendix A.

In addition, unless otherwise authorized by the Board of Directors, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Schedule A, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Appendix A.

The members of the Committee shall be appointed by the Board at the annual organizational meeting of the Board held following the annual meeting of shareholders and shall hold office until the following organizational meeting of the Board or until their successors shall be duly appointed and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related Management Discussion & Analysis and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related Management Discussion & Analysis prior to their publishing.

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The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.

As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.

Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as the Audit Committee or the Chairman of the Committee shall determine upon 48 hours notice to each of members. The notice period may be waived by a quorum of the Committee. Each of the Chairman of the Committee, a member of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

1.	Create an agenda for the ensuing year.

2.	Review and update this Charter at least annually, as conditions dictate.

3.	Describe briefly in the Company’s Annual Information Form and more fully in the Company’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.

4.	Report periodically to the Board of Directors.

Documents/Reports Review

5.

Review with management and the independent auditors, the organization’s interim and annual financial statements, management discussion and analysis and any reports or other financial information to be submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board of Directors prior to their filing, issue or publication.

6.

Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

7.

Review with financial management and the independent auditor the Company’s financial statements, MD&A’s and earnings releases and any filings which contain financial information, to be filed with regulatory bodies such as securities commissions prior to filing or prior to the release of earnings. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

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Independent Auditor

8.

Recommend to the Board of Directors the selection of the independent auditor, consider its independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

9.

Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

10.	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

11.

Review and approve requests for any management consulting engagement to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees.

12.

Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

13.

Periodically consult with the independent auditor in the absence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

14.

Arrange for the independent auditor to be available to the Audit Committee and the full Board of Directors as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

15.	Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

16.

Ensure that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

•	bookkeeping or other services related to the accounting records or financial statements of the Company;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources;

•	broker or dealer, investment adviser or investment banking services;

•	legal services and expert services unrelated to the audit; and

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•	any other services which the Public Company Accounting Oversight Board determines to be impermissible.

17.

Ensure that it is informed of each non-audit service and pre-approve any permissible non-audit services of the independent auditors, in accordance with applicable legislation. In connection with the pre-approval of permissible non-audit services, adopt specific policies and procedures for the engagement of such services, which detail the particular non-audit services. Such procedures must not include delegation of the committee’s responsibilities to management.

Financial Reporting Processes

18.	In consultation with the independent auditor, review the integrity of the organization’s financial and accounting and reporting processes, both internal and external.

19.

Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices.

20.

Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants' reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

Process Improvement

21.

At least annually obtain and review a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

22.	Review and approve hiring policies for employees or former employees of the past and present independent auditors.

23.

Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

24.

Review the scope and plans of the independent auditor's audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

25.

Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

26.	Review any significant disagreements between management and the independent auditor in connection with the preparation of the financial statements.

27.	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

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28.

Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

29.

Review activities, organizational structure, and qualifications of the chief financial officer and the staff in the financial area and ensure that matters related to succession planning within the Company are raised for consideration at the full Board of Directors.

Ethical and Legal Compliance

30.

Review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this Code. Review through appropriate actions taken to ensure compliance with the Code of Ethical Conduct and to review the results of confirmations and violations of such Code.

31.

Review management’s monitoring of the Company’s systems in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

32.

Review, with the organization’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

Risk Management

33.

Make inquiries of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

34.

Ensure that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

35.	Review management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.

General

36.

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

37.	Perform any other activities consistent with this Charter, the Company’s By-laws or Articles and governing law, as the Committee or the Board of Directors deems necessary or appropriate.

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APPENDIX A

Independence Requirement of National Instrument 52-110

A member of the Audit Committee shall be considered “independent”, in accordance with National Instrument 52-110 - Audit Committees (“NI 52-110”) if that member has no direct or indirect relationship with the issuer, which could reasonably interfere with the exercise of the member’s independent judgment. The following individuals are considered to have a material relationship with the issuer and, as such, cannot be a member of the Audit Committee:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:
(i)	is a partner of a firm that is the issuer's internal or external auditor,
(ii)	is an employee of that firm, or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of a firm that is the issuer's internal or external auditor,
(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;
(e)

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer's current executive officers serves or served at that same time on the entity's compensation committee; and

(f)

an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

Despite the above, an individual will not be considered to have a material relationship with the issuer solely because

(a)	he or she had a relationship identified above if that relationship ended before March 30, 2004; or
(b)	he or she had a relationship identified above by virtue of the relationship being with a subsidiary entity or parent of the issuer if that relationship ended before June 30, 2005.

For the purposes of clauses (c) and (d) above, a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

For the purposes of clause (f), direct compensation does not include:

(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and
(b)

the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

Despite the above, an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a)	has previously acted as an interim chief executive officer of the issuer, or
(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

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For the purpose of determining independence, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

A "material relationship" is a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

Additional Independence Requirements --

Despite any determination made, an individual who

(a)

accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the issuer or any of its subsidiary entities,

is considered to have a material relationship with the issuer.

For the purposes of the above, the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or
(b)

an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

For the purposes of the above, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

Financial Literacy Under Proposed National Instrument 52-110

“Financially literate”, in accordance with NI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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